Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and among

CUMBERLAND PHARMACEUTICALS INC.,

NUVO PHARMACEUTICALS (IRELAND) DAC,

and

APOTEX INC.

Dated as of April 22, 2026

i

Exhibits

Exhibit A	–	Bill of Sale and Assignment and Assumption Agreement
Exhibit B	–	IP Assignment Agreement
Exhibit C	–	Form of Stockholder Support Agreement
Exhibit D	–	Transition Services Agreement

Disclosure Schedules

Section 5.4	–	No Violation; Consents
Section 5.5(b)	–	Title to Acquired Assets
Section 5.7(b)	–	Regulatory Matters, Compliance with Law
Section 5.8(a)	–	Material Contracts
Section 5.9(a)	–	Business IP
Section 5.9(c)	–	IP Claims and Disputes
Section 5.11	–	Ordinary Course of Business Exceptions
Section 5.13(a)	–	Material Customer
Section 5.13(b)	–	Material Suppliers
Section 5.14	–	Transactions with Affiliates
Section 5.15(b)	–	No Undisclosed Liabilities
Section 5.17(a)	–	Transferred Business Employees
Section 5.17(c)	–	Employment Loss
Section 5.18(a)	–	Employee Benefit Plans
Section 7.5	–	Conduct of Business Prior to the Closing
Section 7.5(t)	–	RedHill Biopharma / Talicia Holdings Arrangements
Section 7.7(a)	–	Designated Employees
Section 7.19	–	Vibativ Award Milestone
Section 8.1(f)	–	Conditions to Obligations of Apotex – Material Contracts
Section 8.2(d)	–	Governmental Approvals

Annexes

Annex 2.1	–	Acquired Assets
Annex 2.1(A)	–	Description of Products
Annex 2.1(B)	–	Inventory
Annex 2.1(C)	–	Additional Intellectual Property
Annex 2.2	–	Assumed Liabilities
Annex 2.3	–	Excluded Liabilities

v

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is effective as of the 22nd day of April, 2026 (the “Effective Date”), by and among Nuvo Pharmaceuticals (Ireland) DAC, an Ireland designated activity company (“Apotex”), solely for the purpose of Section 11.20 (and any provision of Article I or Article XI to give effect thereto), Apotex Inc., a corporation incorporated under the laws of the Province of Ontario (“Buyer Guarantor”), and Cumberland Pharmaceuticals Inc., a corporation organized under the laws of Tennessee, and having a principal place of business at 1600 West End Ave., Suite 1300, Nashville, TN 37203-7003 USA (“Cumberland”). Apotex and Cumberland are referred to hereinafter individually as a “Party” and together as the “Parties.” Capitalized terms used herein shall be as defined in this Agreement.

RECITALS

WHEREAS, Apotex wishes to acquire (or cause certain of its Affiliates to acquire) and Cumberland wishes to sell, certain assets (including the Transferred Equity Interests) of Cumberland and its Affiliates related to certain pharmaceutical products, and Apotex is willing to assume certain liabilities related thereto, in each case, upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Cumberland (the “Board”) has unanimously (i) approved and declared advisable and in the best interests of Cumberland and its Stockholders the entry into this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the TBCA, and (ii) recommended that the Stockholders vote for the adoption of a resolution approving of the sale of substantially all of Cumberland’s assets pursuant to, and on the terms and conditions set forth in, this Agreement; and

WHEREAS, on the date hereof, in order to induce Apotex to enter into this Agreement, simultaneously with the execution of this Agreement, Cumberland has delivered to Apotex fully executed Voting and Support Agreements in the form attached hereto as Exhibit C (each, a “Stockholder Support Agreement”) from certain of the Stockholders.

NOW, THEREFORE, in consideration of the foregoing recitals, mutual agreements, representations and warranties, covenants and closing conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1             Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

(a)            “AAA” shall have the meaning set forth in Section 11.13(a).

(b)            “Acceptable Confidentiality Agreement” means an executed confidentiality agreement that is either (i) in effect as of the execution and delivery of this Agreement, as amended (if applicable) after the date hereof, or (ii) executed and delivered after the date hereof, in each case, with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal by such Person or contain any “standstill” provisions) and that does not contain provisions (a) that prohibit Cumberland (or any other Person) from providing information to Apotex or its Representatives as required pursuant to Section 7.10 or (b) that otherwise prohibits Cumberland from complying with this Agreement, including Section 7.10.

(c)            “Accounting Firm” shall have the meaning assigned in Section 3.3 of this Agreement.

(d)            “Acquired Assets” shall mean the assets and other rights identified or described on Annex 2.1, Annex 2.1(A) and Annex 2.1(B) attached hereto.

(e)            “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Apotex) to engage in an Acquisition Transaction.

(f)            “Acquisition Transaction” shall have the meaning assigned in Section 7.10 of this Agreement.

(g)            “Action” shall have the meaning set forth in Section 5.6.

(h)            “Affiliate” means, with respect to any Person (as defined herein), any other Person that directly or indirectly Controls, is Controlled by or is under common Control with such first Person. A Person will be deemed to “Control” another Person if such first Person has (i) direct or indirect ownership of more than fifty percent (50%) of the equity (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) having the power to vote on or direct the affairs of such other Person, or (ii) the power, directly or indirectly, to direct or cause the direction of the policies and management of the other Person, whether by the ownership of stock, by contract, or otherwise. Notwithstanding the foregoing, for the purposes of this Agreement, the term “Affiliate” when used with respect to Apotex shall not include, and no provision of this Agreement shall be applicable to, (x) SK Capital Partners, LP or any of its direct or indirect subsidiaries (collectively, “SK Capital Partners”), (y) investment funds or managed accounts advised by SK Capital Partners or (z) portfolio companies owned by such investment funds or managed accounts (other than Apotex Inc. and its controlled Affiliates).

(i)             “Agreement” shall have the meaning assigned in the preamble of this Agreement.

(j)             “Allocation” shall have the meaning assigned in Section 3.3 of this Agreement.

(k)            “Ancillary IP Rights” means, with respect to any Intellectual Property, (i) any and all claims and causes of action with respect thereto, whether accruing before, on or after Closing, and the right to seek and recover damages for the past, present or future infringement, misappropriation, dilution, or other violation thereof, (ii) all rights to proceeds, income, revenues and royalties with respect thereto, whether accruing before, on or after Closing, (iii) the goodwill of the Business appurtenant thereto, and (iv) all tangible embodiments thereof.

(l)             “Anti-Corruption Laws” means all Laws relating to the prevention of corruption, money laundering, and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(m)            “Apotex” shall have the meaning assigned in the preamble of this Agreement.

(n)            “Apotex Fundamental Representations” means the representations and warranties made in Section 6.1 (Apotex’s Organization; Good Standing), Section 6.2 (Authority; Execution and Delivery) and Section 6.5 (No Brokers).

(o)            “Applicable Rate” means a rate per annum equal to the rate of interest published by the Wall Street Journal as the “prime rate” at large U.S. money center banks on such date.

(p)            “Arbitrable Dispute” shall have the meaning set forth in Section 11.13(a).

(q)            “Arbitrator” shall have the meaning set forth in Section 11.13(c).

(r)             “Assumed Liability(ies)” shall mean the liabilities and obligations set forth or described on Annex 2.2.

(s)            “Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), any employment, severance, retention, change of control, bonus, incentive, equity or equity-based compensation, deferred compensation, pension, profit sharing, retirement, health, welfare, fringe benefit, disability, life insurance, vacation, paid time off or other employee benefit plan, program, policy, agreement, contract or arrangement.

(t)             “Bill of Sale and Assignment and Assumption Agreement” means the Bill of Sale and Assignment and Assumption Agreement, in the form attached hereto as Exhibit A.

(u)            “Board” shall have the meaning set forth in the recitals of this Agreement.

(v)            “Board Recommendation” has the meaning set forth in Section 5.2 hereto.

(w)           “Business” means the business of researching, developing, obtaining and maintaining regulatory approval for, manufacturing, selling, licensing, marketing, promoting, commercializing, distributing, exporting, importing or offering the Products.

(x)            “Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks are authorized or required by Law to be closed in the cities of New York, New York (United States), Dublin (Ireland) or Toronto, Ontario (Canada).

(y)            “Business Employee” shall have the meaning set forth in Section 5.17(a).

(z)             “Buyer Guarantor” has the meaning set forth in the preamble.

(aa)          “Closing” shall have the meaning set forth in Section 4.1.

(bb)         “Closing Date” shall have the meaning set forth in Section 4.1.

(cc)          “CMS” shall have the meaning set forth in Section 7.8.

(dd)         “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

(ee)          “Company Stock” means common stock, no par value, and preferred stock, no par value, of Cumberland.

(ff)           “Confidential Information” shall have the meaning set forth in Section 11.3(a).

(gg)         “Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, entered into as of September 12, 2025, by and between Buyer Guarantor and Cumberland.

(hh)         “Contract” means any legally binding contract, agreement, instrument, license, lease or understanding of any kind to which a Person is a party or by which a Person or its assets is bound, whether oral or written, together with amendments, supplements and other modifications thereto.

(ii)            “Control” shall have the meaning set forth in Section 1.1.

(jj)            “Controlling Party” shall have the meaning set forth in Section 9.5(b).

(kk)          “Conveyance Taxes” means all sales, use, value added, transfer, stamp, stock transfer, documentary, registration (including motor vehicle registration), recording and similar transfer Taxes (including any penalties and interest added thereto) imposed by a Governmental Authority in connection with the Transactions; provided that Conveyance Taxes shall exclude any Taxes imposed in whole or in part on net income or gains.

(ll)            “Cumberland” shall have the meaning set forth in the preamble of this Agreement.

(mm)        “Cumberland Fundamental Representations” means the representations and warranties of Cumberland set forth in Section 5.1 (Organization; Good Standing), Section 5.2 (Board Approval), Section 5.3 (Authority; Execution and Delivery), Section 5.4 (other than with respect to clause (b) thereof) (No Violation; Consents), Section 5.5(a) (Title to Acquired Assets), Section 5.12 (No Brokers), and Section 5.14 (Transactions with Affiliates).

(nn)         “Cumberland Sufficiency Representations” means the representations and warranties of Cumberland set forth in Section 5.5(b) and Section 5.9.

(oo)         “Cumberland’s Knowledge” means the actual knowledge, after reasonable inquiry, of A. J. Kazimi and Adam Mostafa.

(pp)         “Cumberland SEC Documents” means each publicly available report, schedule, form, statement, prospectus, registration or other document filed with or furnished to the SEC by Cumberland during the period beginning on January 1, 2025 and ending as of the date hereof.

(qq)         “Cumberland Systems” means computer systems, including software, computer hardware (whether general or special purpose), electronic data processing, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, and computer systems, including any outsourced systems and processes that are related to the Business and used, owned, leased, licensed to, or relied on by Cumberland or any of its Affiliates.

(rr)           “Cumberland Work Product” has the meaning set forth on Annex 2.1.

(ss)          “Data Protection Law” means all applicable Laws relating to (i) the collection, use, storage, disclosure and other processing (“Processing”) of Personal Data by the Business in the ordinary course of its operations, (ii) data privacy or data protection, (iii) cybersecurity to the extent relating to Personal Data, or (iv) the privacy of electronic communications, in each case to the extent applicable to the Business or Cumberland or any of its Affiliates in connection with the operation of the Business.

(tt)           “Data Privacy Requirements” means, collectively, to the extent applicable to the Business (or Cumberland and its Affiliates in connection with the operation of the Business) and with respect to Personal Data or other confidential information of the Business, the following: (i) Cumberland’s and its Affiliates’ data privacy, information security, and cybersecurity policies and procedures; (ii) all applicable Data Protection Laws; and (iii) binding contractual obligations relating to data privacy or information security to which Cumberland or any Affiliate is a party.

(uu)         “Data Room” means the electronic data room entitled “Cumberland Pharmaceuticals, Inc. – Business Matters,” hosted by Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

(vv)         “De Minimis Threshold” has the meaning set forth in Section 9.4(e).

(ww)        “Deductible” has the meaning set forth in Section 9.4(e).

(xx)          “Designated Employee” shall have the meaning set forth in Section 7.7(a).

(yy)         “Disclosure Schedule” means the disclosure schedules delivered to Apotex by Cumberland simultaneously with the execution and delivery of this Agreement.

(zz)          “Effective Date” shall have the meaning set forth in the preamble of this Agreement.

(aaa)       “Encumbrance” means any mortgage, charge, lien (statutory or otherwise), license, claim, option, right of first refusal, first offer or first negotiation, title defect, priority, security interest, option, warrant, right, contract, commitment, demand, proxy, voting agreement, restriction on transfer, easement, right of way, pledge or encumbrance of any kind or character whatsoever.

(bbb)       “Enforceability Exceptions” means any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity.

(ccc)       “Exchange Act” shall mean the Securities Exchange Act of 1934.

(ddd)      “Ex-Im Laws” mean all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection.

(eee)       “Excluded Assets” has the meaning set forth in Section 2.2.

(fff)         “Excluded Liabilities” means the liabilities and obligations set forth or described on Annex 2.3.

(ggg)      “Excluded Taxes” means (i) all Taxes of Cumberland and its Affiliates for any taxable period, including any Taxes imposed on Apotex or its Affiliates as a transferee or successor, by operation of law (including bulk transfer, bulk sales or similar laws) or otherwise, (ii) all Taxes arising out of, relating to, or in respect of, the Acquired Assets for all Pre-Closing Tax Periods, and (iii) all Taxes for which Talicia Holdings or any of its Subsidiaries is liable (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law) as a result of being a member of an affiliated group with Cumberland or its Affiliates.

(hhh)      “Final Determination” shall have the meaning set forth in Section 11.13(d).

(iii)          “Fraud” means, with respect to a Party, the fraud of such Person in making of a representation or warranty in Article V or Article VI of this Agreement or in any other Transaction Document with (a) actual knowledge that such representation is false or that the Person making such representation believes it to be false and (b) the intention to induce the other Person to whom such representation is made to enter into this Agreement or the Transactions or otherwise act or refrain from acting in reliance upon it. For the avoidance of doubt, “Fraud” does not include, and no claim may be made by any Person in relation to this Agreement or the Transactions for, constructive fraud, negligent or reckless misrepresentation, or equitable fraud.

(jjj)          “General Cap” has the meaning set forth in Section 9.4(a).

(kkk)       “Governmental Authority(ies)” means any federal, national, state, provincial or local governmental authority, public or private arbitrator or arbitral body or agency, including any which regulates the research, development, regulatory approvals, manufacture, sale, licensure, marketing, promotion, commercialization, distribution, exportation, importation or offering of pharmaceutical products.

(lll)          “Guaranteed Obligations” has the meaning set forth in Section 11.20.

(mmm)    “INDs” means any investigational new drug applications (whether active, inactive, or withdrawn) associated with the Products.

(nnn)      “Indemnified Party” shall have the meaning set forth in Section 9.5(a).

(ooo)      “Indemnifying Party” shall have the meaning set forth in Section 9.5(a).

(ppp)       “Intellectual Property” means all of the following and all rights therein and thereto: (i) inventions (whether or not patentable), all rights to inventions, patents, patent applications, petty patents, and issued patents, in each case, together with all reissues, reexaminations, divisionals, continuations, continuations-in-part, revalidations, substitutions, renewals, revalidations, supplementary protection certificates, and extensions of any of the foregoing, and patents or patent applications whether domestic or foreign claiming priority to any of the foregoing and any patent applications or patents that claim priority to a patent application or patent arising from any of the foregoing, including the right to claim priority to any of the foregoing (this clause (i), the “Patents”); (ii) designs, design applications and design registrations, trademarks, trade mark applications, trade mark registrations, trade names, trade dresses, service marks, logos, product names, brand names, slogans and other designations of origin (whether registered or unregistered), and any trademark applications and registrations claiming priority thereto and any trademark registrations granted therefrom, including all goodwill associated with the use of and symbolized by any of the foregoing and the goodwill of the Business (this clause (ii), the “Trademarks”); (iii) copyright, copyright applications and copyright registrations, and works of authorship (whether or not copyrightable), including the entire copyright and all other rights in the nature of copyright in any Trademarks; (iv) Internet domain names and social media accounts and handles; (v) Know-How; and (vi) registrations, applications for registrations and renewals in connection with any of the foregoing clauses (i)-(vi).

(qqq)       “Inventory” means all inventory owned by Cumberland or any of its Affiliates and used (or held for use) in the Business, including the Products and active pharmaceutical ingredients, spare parts, raw materials, containers, packaging and packaging supplies and work-in-process.

(rrr)         “IP Assignment Agreement” means the IP Assignment Agreement, in the form attached hereto as Exhibit B.

(sss)       “IP Rights” means all Intellectual Property and Ancillary IP Rights included in the Acquired Assets.

(ttt)         “Know-How” means all technology, trade secrets, technical, scientific and other data, manufacturing information, pre-clinical and clinical data and sales data.

(uuu)       “Law” means any laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees of applicable Governmental Authorities.

(vvv)       “Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated, unliquidated or otherwise, and whether due or to become due, and regardless of when or by whom asserted).

(www)     “Loss” or “Losses” means any actual losses, damages, Liabilities, costs, or expenses.

(xxx)        “Material Adverse Effect” means a material and adverse effect, change, occurrence, development or circumstance (i) upon the Business or the Acquired Assets or (ii) upon the ability of Cumberland to execute or deliver this Agreement, to perform any of its obligations under this Agreement or to consummate any of the Transactions; provided, however, that any effect, change, occurrence, development or circumstance arising or resulting from: (A) conditions generally affecting the general national, international or regional economy or generally affecting the industry or industries generally in which Cumberland operates; (B) national or international political or social conditions, including terrorism or the engagement by the United States in hostilities or acts of war; (C) any natural disaster or extreme weather conditions; (D) any epidemic, pandemic or disease outbreak; (E) any changes in applicable Law or U.S. GAAP, or accounting principles, practices or policies, in each case after the date hereof, that Cumberland is required to adopt, or the enforcement or interpretation thereof; (F) the announcement of the Transactions contemplated by this Agreement or any other Transaction Document; (G) actions taken or omitted following the date hereof at the written request or with the written consent of Apotex or (H) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), shall not be taken into account in determining whether a “Material Adverse Effect” has occurred, or would reasonably be expected to occur, with respect to Cumberland, except, in the case of clauses (A), (B), (C), (D) and (E), to the extent such matters had, or would reasonably be expected to have, a disproportionate adverse impact on Cumberland or the Business relative to other participants in the industries in which Cumberland or the Business operates.

(yyy)       “Material Contracts” shall have the meaning set forth in Section 5.8(a).

(zzz)         “Material Customers” shall have the meaning set forth in Section 5.13(a).

(aaaa)      “Material Suppliers” shall have the meaning set forth in Section 5.13(b).

(bbbb)    “NDC” shall have the meaning set forth in Section 7.1(c).

(cccc)      “Non-Controlling Party” shall have the meaning set forth in Section 9.5(b).

(dddd)    “Notice of Arbitration” shall have the meaning set forth in Section 11.13.

(eeee)      “Offer Employee” shall have the meaning set forth in Section 7.7(a).

(ffff)        “Order” means any order, writ, judgment, award, injunction or decree of any Governmental Authority.

(gggg)    “Outside Date” shall have the meaning set forth in Section 10.1(c).

(hhhh)    “Party/Parties” shall have the meaning set forth in the preamble of this Agreement.

(iiii)          “Permitted Encumbrances” means (i) Encumbrances for Taxes not yet due and payable or that Cumberland is contesting in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been established on Cumberland’s financial statements in accordance with GAAP; (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business for amounts which are not due and payable as of the date hereof or that Cumberland is contesting in good faith by appropriate proceedings and, in each case, as to which adequate reserves have been established on Cumberland’s financial statements in accordance with GAAP; and (iii) non-exclusive licenses of IP Rights granted by Cumberland to customers in the ordinary course of business.

(jjjj)         “Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, business association, organization, Governmental Authority or other entity.

(kkkk)     “Personal Data” means any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with, directly or indirectly, alone or in combination with other information, an identified or identifiable natural person, device or household, and any other information that is defined as “personal data,” “personally identifiable information,” “personal health information,” or “personal information” under any applicable Data Protection Law.

(llll)         “Personnel Records” means the personnel records (including all human resources and other records) of the Transferred Business Employees.

(mmmm) “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date of any Straddle Period.

(nnnn)    “Prevailing Central Time” means, with respect to any particular time in question, Central Standard Time or Central Daylight Time in effect at such time.

(oooo)    “Product Records” means the books, data documents, records, and files required or primarily related to the Acquired Assets, including any (i) vendor lists of the Business, (ii) customer lists of the Business, (iii) a list of the distributors for the Products, (iv) pricing lists for the Products, (v) testing and clinical data, market research reports, marketing plans and other marketing-related information and materials of the Products, (vi) quality control, vigilance and regulatory records of the Products, (vii) copies and tangible embodiments of all IP Rights and all rights to INDs, in whatever form or medium, (viii) Tax Returns and associated work papers with respect to the Business and Acquired Assets, and (ix) other business records, to the extent such other business records are required to be transferred under applicable Law in connection with the Transactions.

(pppp)    “Products” means (i) those certain pharmaceutical products with Regulatory Approvals or Regulatory Registrations identified on Annex 2.1(A), (ii) any analogs, tautomers, radioisomers, enantiomers, enantiomeric mixtures, salt forms, anhydrides, hydrates, polymorphs, metabolites, or ester forms of the products identified on Annex 2.1(A), and (iii) any dosage forms, substance, formulation, co-formulation, or compounded versions of any of the foregoing in clauses (i)-(ii); provided that the Parties acknowledge and agree that, other than as set forth in the Material Contracts, Cumberland does not directly own any rights or interests in and to the “Talicia” product (as identified on Annex 2.1(A)) and that the only rights and interests in and to Talicia that shall transfer to Apotex pursuant to this Agreement are such rights and interests set forth in the Transferred Contracts.

(qqqq)    “Purchase Price” shall have the meaning set forth in Section 3.1.

(rrrr)        “Regulatory Approval” means any authorizations for research, development, obtaining and maintaining regulatory approvals for, manufacture, sale, licensure, marketing, promotion, commercialization, distribution, exportation, importation, distribution or otherwise offering of the Products that are part of the Acquired Assets in the name of Cumberland.

(ssss)      “Regulatory Registrations” means the INDs, new drug applications and abbreviated new drug applications and all subsequent supplements approved by the U.S. Food and Drug Administration (“FDA”), and similar licenses, registrations, authorizations, permits, certifications, franchises, variances, exemptions, orders, approvals, amendments and renewals of the Products (including marketing authorizations and labeling approvals) issued by any Governmental Authority of any country and held or pending (including any applications) as of the Closing Date by Cumberland or any of its Affiliates with respect to the Business or third-party distributors (under rights of reservation of Cumberland or such Affiliates) that are required for the Business in any country. “Regulatory Registrations” include “Regulatory Approvals.”

(tttt)        “Representative” means, with respect to a particular Person, any director, officer, manager, shareholder, member, partner, owner, principal, employee, advisor, representative, consultant, counsel, accountant, investment banker or agent of such Person.

(uuuu)    “Requisite Stockholder Approval” shall have the meaning set forth in Section 5.3.

(vvvv)    “Sanctioned Country” means any country or region or government that is, or has been since April 24, 2019, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic”).

(wwww)  “Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person located, organized, or ordinarily resident in a Sanctioned Country; (iii) any Person that is, in the aggregate, fifty percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (i)-(ii); or (iv) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

(xxxx)       “Sanctions” means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

(yyyy)    “SEC” shall have the meaning set forth in Section 7.11(a).

(zzzz)       “Security Incident” means a (i) breach of security, unauthorized intrusion or unauthorized Processing of data, successful phishing incident, or ransomware or malware attack, or (ii) cyber or security incident with respect to any trade secrets or other confidential information or Personal Data.

(aaaaa)    “Securities Act” means the Securities Act of 1933, as amended from time to time, and all rules and regulations promulgated thereunder, or any similar federal Law then in force.

(bbbbb)  “Stockholder” means each holder of Company Stock as of any applicable time of determination.

(ccccc)   “Stockholder Meeting” means a meeting of the Stockholders (as promptly as reasonably practicable following the mailing of the Proxy Statement to the Stockholders) for the purpose of obtaining the Requisite Stockholder Approval.

(ddddd)  “Stockholder Support Agreement” shall have the meaning set forth in the recitals of this Agreement.

(eeeee)   “Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

(fffff)       “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (a) having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing more than fifty percent of such securities or ownership interests are at the time directly or indirectly owned by such Person.

(ggggg)  “Superior Proposal” means any bona fide unsolicited written Acquisition Proposal for an Acquisition Transaction on terms that the Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and any other aspects of the Acquisition Proposal that the Board deems relevant (including the likelihood of consummation) and (ii), if consummated, would be more favorable from a financial point of view to Cumberland or the Stockholders than the Transactions (taking into account any revisions to this Agreement made or proposed in writing by Apotex in accordance with Section 7.10 prior to the time of such determination).

(hhhhh)  “Talicia Holdings” means Talicia Holdings, Inc., a Delaware corporation.

(iiiii)         “Tax” means any foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, real property, personal property, escheat, abandoned or unclaimed property, capital stock, social security, unemployment, disability, payroll, license, or employee or other withholding tax, or other tax, levy, duty (including customs duties), tariff, assessment, impost or other governmental charge, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, however denominated, in the nature of a tax, whether disputed or not.

(jjjjj)         “Tax Return” means any return, statement, schedule, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information and including any amendment thereof) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax of any party.

(kkkkk)   “Taxing Authority” means any Governmental Authority responsible for the determination, assessment, collection or imposition of any Tax.

(lllll)        “TBCA” means the Tennessee Business Corporation Act, as set forth in Title 48, Chapters 11 through 27 of the Tennessee Code Annotated, as the same may be amended, supplemented, or restated from time to time.

(mmmmm) “Territory” means the fifty (50) states of the United States of America and its territories, commonwealths, possessions and associated states, including the District of Columbia, the Commonwealth of Puerto Rico, Armenia, Australia, Azerbaijan, Belarus, China, Georgia, Hong Kong, Jordan, Kazakhstan, Kyrgyzstan, Macau, Malaysia, Mexico, Moldova, New Zealand, Philippines, Russian Federation, Saudi Arabia, Singapore, Taiwan, Tajikistan, Thailand, Turkmenistan, Ukraine, Uzbekistan, Vietnam and shall include, solely with respect to shipments of Products to the U.S. Department of Defense, any specific remote ship-to location in the world to which such customer may require that Products be shipped, only if such sales are billed to a location within the United States.

(nnnnn)  “Third Party” means any Person other than Apotex, Buyer Guarantor, Cumberland, or their respective Affiliates.

(ooooo)  “Third Party Claim” shall have the meaning set forth in Section 9.5(a).

(ppppp)  “Transaction Documents” means this Agreement, the Bill of Sale and Assignment and Assumption Agreement, the IP Assignment Agreement, the Stockholder Support Agreements, the Transition Services Agreement, the Confidentiality Agreement and each of the other agreements, documents, certificates or instruments executed and delivered in connection with this Agreement, including any amendments thereto.

(qqqqq)  “Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

(rrrrr)       “Transferred Business Employee” means any Business Employee who commences employment with Apotex or its Affiliates.

(sssss)    “Transferred Contract(s)” means all Contracts exclusively or primarily related to the Business, including the Material Contracts required to be set forth on Section 5.8(a) of the Disclosure Schedules.

(ttttt)       “Transferred Equity Interests” means all issued and outstanding common stock of, and any rights convertible into or exercisable for any common stock of or other equity interests in, Talicia Holdings held by Cumberland and its Affiliates as of immediately prior to the Closing.

(uuuuu)  “Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Exhibit D.

(vvvvv)  “Vibativ Milestone Payment Amount” has the meaning set forth in Section 7.19 of the Disclosure Schedules.

Section 1.2            Interpretation.

(a)            When used in this Agreement, the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” and, unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive.

(b)            Any terms defined in the singular shall have a comparable meaning when used in the plural, and vice-versa.

(c)            This Agreement shall be deemed drafted jointly by Apotex and Cumberland and shall not be specifically construed against either Party based on any claim that such Party or its counsel drafted this Agreement.

(d)            The headings and captions used in this Agreement, in any Schedule or Exhibit hereto, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule or Exhibit hereto.

(e)            Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement.

(f)            Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(g)            Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such terms.

(h)            All references to materials being “made available” by Cumberland means documents posted and accessible to Apotex and its advisors in the Data Room no less than two (2) Business Days prior to the date of this Agreement and remain so posted and accessible continuously through the Closing and three (3) Business Days thereafter.

Section 1.3             Currency. All currency amounts referred to in this Agreement are in United States Dollars (“USD”) unless otherwise specified.

ARTICLE II
SALE AND PURCHASE OF ACQUIRED ASSETS

Section 2.1             Sale and Purchase of Acquired Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Cumberland shall sell, assign, transfer, convey and deliver (or, where relevant, shall cause and procure its Affiliates the same) to Apotex (or its designated Affiliates), and Apotex (or its designated Affiliates) shall purchase, acquire and accept, all right, title and interest of Cumberland and its Affiliates in, to and under the Acquired Assets, in each case, free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 2.2             Excluded Assets. Apotex and its Affiliates are not purchasing or acquiring, and the Acquired Assets will not include, any assets of any kind, nature, character or description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued contingent, fixed or otherwise, and wherever situated) owned or held by Cumberland or its Affiliates that are not identified or described on Annex 2.1, Annex 2.1(A) and Annex 2.1(B) (the “Excluded Assets”).

Section 2.3             Assumed Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Apotex will assume, and thereafter be responsible for and pay, perform or otherwise satisfy and discharge when due, the Assumed Liabilities.

Section 2.4             Excluded Liabilities. Notwithstanding anything in this Agreement to the contrary, neither Apotex nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, pursuant to this Agreement or otherwise any Excluded Liability. All Liabilities of every form and nature of Cumberland and its Affiliates, other than Assumed Liabilities, shall be retained by and remain liabilities, obligations, and commitments of Cumberland and its Affiliates, and Cumberland and its Affiliates shall be responsible for and pay, perform, or otherwise satisfy and discharge when due the Excluded Liabilities.

Section 2.5             Designation of Affiliates; Performance Obligations by Affiliates. To the extent that any of the Acquired Assets are under the control of any of Cumberland’s Affiliates, Cumberland shall direct and cause such Affiliate to promptly take such legal action as may be necessary to consummate the transfer to Apotex of such Acquired Assets under terms and conditions which are consistent with and subject to the terms of this Agreement. Notwithstanding the foregoing, this Section 2.5 shall not be construed to relieve Cumberland from any of its obligations under this Agreement. Cumberland shall cause each of its applicable Affiliates to take or refrain from taking any action, or to fulfill any obligation, applicable to Cumberland under this Agreement.

Section 2.6             Treatment of Contracts that Require Third Party Consents to Transfers. If and to the extent that the transfer of the Transferred Contracts requires the consent or action of a Third Party, Cumberland and Apotex shall, for a period of twelve (12) months from and after the Closing, use their reasonable efforts to obtain such consent or action as promptly as practicable. For the duration of the term of each such Contract until such consent or action is obtained, Cumberland shall, and shall cause its Affiliates to, provide Apotex (or its designated Affiliate) the rights and benefits under such Transferred Contracts as if the transfer of the respective Transferred Contracts had taken place in accordance with Section 2.1 (e.g., enter into such suitable agreements (such as subcontracts, sublicenses or subleases or similar arrangements) so as to (partially) transfer the benefits and burdens arising out of the Transferred Contracts to Apotex) and, to the extent Cumberland provides such rights and benefits, Apotex shall assume the obligations and burdens thereunder. In these cases, Cumberland will, in respect of the external relationships, remain the party of the Contracts but will, in respect of the internal relationship between Cumberland and Apotex, continue to hold and be responsible for the relevant Transferred Contracts (or the relevant portion thereof) for the account of Apotex and act only in accordance with the directions of Apotex with respect to such Transferred Contract. In particular, (i) any enforcement by Cumberland of any right under the Transferred Contracts (or the relevant portion thereof) shall be for the account of Apotex, (ii) Cumberland shall manage and attend to the relevant Contracts (or the relevant portion thereof) with due care and in accordance with the instructions of Apotex and (iii) Cumberland shall indemnify Apotex and its Affiliates against any cost or liability arising from such Transferred Contract resulting from any breach or alleged breach as a result of the Transactions in accordance with Article IX.

ARTICLE III
PURCHASE PRICE

Section 3.1             Purchase Price. Subject to the terms and conditions set forth herein, in consideration of the sale, assignment, conveyance, and delivery of the Acquired Assets and assumption of the Assumed Liabilities, Apotex will pay to Cumberland a cash payment of One Hundred Million Dollars (USD $100,000,000) (the “Purchase Price”).

Section 3.2             Manner and Place of Payment. All payments owed under this Agreement shall be made by wire transfer in United States currency to the banks and accounts designated in writing by Cumberland.

Section 3.3             Allocation of Purchase Price. The Purchase Price (plus Assumed Liabilities and any other amounts treated as consideration for U.S. federal income Tax purposes) shall be allocated among the Acquired Assets in accordance with Section 1060 of the Code, the Treasury Regulations thereunder (such allocation, the “Allocation”). A draft of the Allocation shall be delivered by Apotex to Cumberland within one hundred and twenty (120) days after the Closing Date, for Cumberland’s review and reasonable comment. Within forty-five (45) days thereafter, Cumberland may dispute Apotex’s draft of the Allocation by delivering written notice of objection with respect to the Allocation, setting forth in reasonable detail any items as to which Cumberland disagrees, the basis for the objections, and Cumberland’s proposed allocation of such items. Cumberland and Apotex shall thereafter work in good faith to resolve any disputes relating to the Allocation within twenty (20) days after Apotex’s receipt of Cumberland’s written notice. If Apotex and Cumberland are able to resolve such dispute within such period, the Allocation shall be adjusted to reflect such resolution. If, following any such negotiations, the Parties are unable to agree on the Allocation, disagreements regarding the Allocation shall be promptly referred to a neutral reputable accounting firm mutually agreed to by Apotex and Cumberland that will be jointly retained and reimbursed equally by Apotex and Cumberland (the “Accounting Firm”) for resolution in accordance with this Section 3.3 and the procedures set forth herein, provided that the Accounting Firm shall act in its capacity as expert and not arbitrator. The Allocation (if any) shall be final and binding on the Parties. Apotex and Cumberland agree not to treat Cumberland as having made any payment to Apotex in exchange for Apotex’s assumption of any liabilities hereunder under the principles of James M. Pierce Corp. v. Commissioner, 326 F.2d (8th Cir. 1964).

Section 3.4             Consistent Treatment. Apotex and Cumberland shall file all Tax Returns (including Internal Revenue Service Form 8594) consistent with the Allocation. Neither Apotex nor Cumberland shall take any Tax position inconsistent with such Allocation; provided, however, that nothing contained herein shall prevent Apotex or Cumberland from settling any proposed deficiency or adjustment by any Taxing Authority based upon or arising out of the Allocation, and neither Apotex nor Cumberland shall be required to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging such Allocation.

Section 3.5             Withholding.

(a)            Apotex and its Affiliates shall be entitled to deduct and withhold any Taxes from any amounts otherwise payable pursuant to this Agreement to the extent required by applicable Law; provided, that if Apotex or its Affiliates believe that any such deduction or withholding of Tax other than any deduction or withholding resulting from Cumberland’s failure to satisfy its obligations under Section 4.2(a)(iii) is required, Apotex or its Affiliates shall use commercially reasonable efforts to (i) provide written notice to Cumberland of its intent to withhold at least five (5) days prior to making such deduction or withholding and (ii) provide Cumberland with a written explanation substantiating the requirement to deduct or withhold. Each Party shall use its commercially reasonable efforts to cooperate with Cumberland to reduce or eliminate the requirement to deduct and withhold Tax to the extent permitted by applicable Law. Such withheld amounts shall be timely remitted to the appropriate Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to Cumberland.

(b)            In the event that Apotex assigns its rights under this Agreement and, solely by reason of such assignment, Apotex is required to deduct or withhold in respect of payments made hereunder to Cumberland under applicable Law, then Section 3.5(a) shall not apply and all payments to Cumberland shall be made in full, without any set-off, counterclaim, deduction or withholding, regardless of any requirement under applicable Law or otherwise.

ARTICLE IV
THE CLOSING

Section 4.1             Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures at 8:00 a.m., Central Time, on the third (3rd) Business Day following the date on which the conditions set forth in ARTICLE VIII have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver thereof at the Closing), or at such other date, time or place as Cumberland and Apotex may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 4.2             Closing Activities.

(a)            At the Closing, Cumberland shall, and shall cause its Affiliates to:

(i)            deliver to Apotex a duly executed counterpart to all Transaction Documents to which Cumberland or any of its Affiliates is a party;

(ii)           deliver to Apotex evidence of the Requisite Stockholder Approval in form and substance reasonably satisfactory to Apotex; and

(iii)          deliver to Apotex a duly completed and validly executed Internal Revenue Service Form W-9.

(b)           At Closing, Apotex shall:

(i)            deliver to Cumberland a duly executed counterpart to all Transaction Documents to which Apotex or any of its Affiliates is a party; and

(ii)           pay or cause to be paid to Cumberland the Purchase Price by wire transfer of immediately available funds to an account designated by Cumberland not less than two Business Days prior to the Closing Date.

Section 4.3             Further Assurances. At the request and expense of the other Party, each Party shall, within fifteen (15) days of such request, execute and deliver such additional instruments and documents, or initiate other ministerial actions, as may be reasonably necessary to effectuate the transfer of the Acquired Assets and consummate the Transactions as contemplated by this Agreement. Any such instruments or documents shall be in form and substance reasonably agreed by the Parties, customary for the applicable jurisdiction, and solely intended to evidence or give effect to the terms of this Agreement. In the event of any inconsistency between this Agreement and any such instrument or document, this Agreement shall control.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF CUMBERLAND

Cumberland hereby represents and warrants to Apotex that, except as set forth in the Disclosure Schedules or as expressly disclosed in any Cumberland SEC Document (other than any cautionary or forward-looking information contained in the “Risk Factors” or “Forward Looking Statements” of any such Cumberland SEC Documents) to the extent that such disclosure specifically references any of the Products as follows:

Section 5.1             Organization; Good Standing. Cumberland is a corporation duly organized, validly existing and in good standing under the laws of Tennessee. Cumberland has the requisite corporate power and authority to own, lease and operate the Acquired Assets and carry on the Business as it is currently being conducted. Cumberland is duly qualified to conduct business and is in good standing in every jurisdiction where the Business conducted by it makes such qualification necessary, except where the failure to so qualify or be in good standing would not be material to the Business.

Section 5.2             Board Approval. The Board has unanimously (i) determined that this Agreement, the sale of the Acquired Assets and the transactions contemplated hereby are fair to and in the best interest of Cumberland and its Stockholders and declared it advisable to enter into this Agreement with Apotex and Buyer Guarantor, and (ii) adopted resolutions approving this Agreement, the sale of the Acquired Assets and the consummation of the other transactions contemplated hereby and recommending to the Stockholders to vote for the adoption of a resolution approving the sale of substantially all of Cumberland’s assets pursuant to, and on the terms and conditions set forth in, this Agreement at a meeting duly called and held (such recommendation by the Board, the “Board Recommendation”) pursuant to the TBCA.

Section 5.3             Authority; Execution and Delivery. Cumberland has the requisite corporate power and authority to enter into this Agreement. Except for the affirmative vote (in person or by proxy) of the Stockholders holding a majority of all of the shares of Company Stock then outstanding (at the Stockholder Meeting) in favor of the Transactions (the “Requisite Stockholder Approval”), no vote of the holders of Company Stock or the equity interest of any Affiliates of Cumberland is necessary pursuant to applicable Law, their respective organizational documents, the applicable rules of any stock exchange, or otherwise to approve this Agreement and the other Transaction Documents to which they are or will be a party and the Transactions. The execution and delivery of this Agreement, the other Transaction Documents and the consummation of the Transactions have been and, assuming the receipt of the Requisite Stockholder Approval, will be prior to the Closing duly and validly authorized and no additional corporate or shareholder authorization or consent is required in connection with the execution, delivery and performance by Cumberland and its Affiliates of this Agreement and the other Transaction Documents. This Agreement and the other Transaction Documents have been duly executed and delivered by Cumberland and, assuming the due authorization, execution and delivery of this Agreement and the transaction documents by Apotex, will constitute legal, valid and binding obligations of Cumberland, enforceable against it in accordance with their terms, subject to the Enforceability Exceptions.

Section 5.4             No Violation; Consents. Except as set forth in Section 5.4 of the Disclosure Schedules, the execution, delivery and performance of obligations under this Agreement and the consummation of the Transactions do not and will not: (i) materially violate any Law applicable to Cumberland or the Acquired Assets; (ii) conflict with, result in the breach of, constitute a default under or result in the termination, cancellation or acceleration (whether after the giving of notice of the lapse of time or both) of any right or obligation of Cumberland under any contract to which it is a party or to which its assets or liabilities are subject, or result in the creation or imposition of any encumbrance upon any Acquired Asset, or result in the cancellation, modification, revocation or suspension of any authorization from any Governmental Authority in respect of the Acquired Assets, or the creation of any Encumbrance (other than Permitted Encumbrances thereon); (iii) require any approval, authorization, consent, license, exemption, filing or registration with any Person, other than required notices to the FDA with respect to ownership of and legal responsibility for the Regulatory Registration and Regulatory Approval of each Product and for the INDs, and to ClinicalTrials.gov for transfer of any clinical trials to Apotex; or (iv) conflict with or violate in any material respect any provisions of the organizational documents of Cumberland, except with respect to the foregoing clauses (ii) and (iii), for such breaches, violations, conflicts, defaults, terminations, accelerations, which would not be material to the Business or the Transactions.

Section 5.5             Title to Acquired Assets.

(a)            Each of Cumberland and its Affiliates, as applicable, owns and has the right to transfer (and upon the Closing, Apotex will exclusively own) all right, title and interest in and to all of the Acquired Assets and has good, valid, enforceable and marketable title in and to all Acquired Assets, free and clear of any Encumbrances, other than Permitted Encumbrances, and, at the Closing, shall convey to Apotex (or one of its designated Affiliates) each of the Acquired Assets free and clear of any Encumbrances, other than Permitted Encumbrances. Except as expressly identified as an Assumed Liability, Cumberland has not granted rights to any of the Acquired Assets to any Third Party.

(b)            The Acquired Assets are sufficient for the continued conduct of, and constitute all of the material assets and properties used by Cumberland and its Affiliates in the operation of, the Business as conducted by it during the twelve (12) months prior to the Closing. On the Closing Date, except (i) as set forth on Section 5.5(b) of the Disclosure Schedules and (ii) taking into account any services to be provided by any Offer Employees or pursuant to the Transition Services Agreement, Apotex will own or have the right to use (including by means of ownership of rights pursuant to licenses or other contracts), all of the material assets, properties, and rights that are used in the Business as it is presently conducted by Cumberland.

Section 5.6             Litigation. There is, and during the past three (3) years there has been, no claim, action, suit, charge, complaint, audit, inquiry, proceeding, investigation, hearing, arbitration, judgment, decree, infringement action, injunction, rule or order (“Action”) pending or in progress, threatened in writing or, to Cumberland’s Knowledge, threatened orally, whether relating to the Business (including by or against any Business Employee), the Acquired Assets or the Assumed Liabilities. There are, and during the past three (3) years there have been, no material orders, unsatisfied judgments, stipulations, injunctions, decrees, or awards, whether relating to the Business (including by or against any Business Employee) Acquired Assets or the Assumed Liabilities.

Section 5.7             Regulatory Matters; Compliance with Law.

(a)            Solely with respect to the Acquired Assets, Cumberland possesses, and at all times during the past three (3) years has possessed, all material registrations, permits, licenses, certificates, accreditations, Regulatory Approvals and Regulatory Registrations of the Products in the United States and, to the Knowledge of Cumberland, any applicable jurisdiction outside of the United States for which Cumberland owns and manages the Products as such activities were conducted by Cumberland as of immediately prior to the Closing and Cumberland has not received notice of noncompliance with respect thereto from any Governmental Authority. Cumberland has complied with and is in compliance in all material respects with all Laws applicable to the research, development, obtaining and maintaining regulatory approvals for, manufacture, sale, licensure, marketing, promotion, commercialization, distribution, exportation, importation of the Acquired Assets as such activities were conducted by Cumberland as of immediately prior to the Closing. Other than the Regulatory Registrations and Regulatory Approvals for the product Talicia (as described on Annex 2.1(A)) which are legally and beneficially owned by Talicia Holdings, Cumberland is the legal and beneficial owner of the Regulatory Registrations and Regulatory Approvals in the United States for the Products, and the Regulatory Registrations and Regulatory Approvals for all of the Products in the United States and, to the Knowledge of Cumberland, any applicable jurisdiction outside of the United States for which Cumberland owns and manages the Products are in full force and effect except to the extent noted on Annex 2.1(A). Cumberland has not received any notice in writing from the applicable Governmental Authorities related to the Products, and to Cumberland’s Knowledge, there are no facts, which have, or reasonably should have, led Cumberland to believe that the Product Regulatory Registrations and Regulatory Approvals are not currently in good standing with the Governmental Authorities that issue the applicable Regulatory Registrations and Product Regulatory Approvals. Cumberland has not, nor, to Cumberland’s Knowledge, has any of Cumberland’s employees or contractors been debarred or are deemed subject to debarment pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act or any equivalent applicable Law nor are any such Persons the subject of a conviction thereunder.

(b)           Except as set forth on Section 5.7(b) of the Disclosure Schedule, none of Cumberland nor any of its Affiliates (i) has received, during the past three (3) years, written or, to the Knowledge of Cumberland, oral, notice of any violation of or non-compliance with, or alleged violation of or non-compliance with any Laws, in any material respect, with respect to its ownership or operation of the Acquired Assets or otherwise relating to the Business, and (ii) is or has been during the past three (3) years, in violation of or non-compliance with any Laws, in any material respect, with respect to its ownership or operation of the Acquired Assets.

(c)            Neither Cumberland nor any of its officers, directors or employees, nor to Cumberland’s Knowledge, any agent or other third party Representative acting on behalf of Cumberland, (i) is currently, or has been since April 24, 2019: (A) a Sanctioned Person; (B) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; (C) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws; or (D) otherwise in violation of Sanctions, Ex-Im Laws, or applicable anti-boycott Laws (collectively, “Trade Controls”); or (ii) has at any time (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws; or (B) otherwise been in violation of any Anti-Corruption Laws. Cumberland has not received from any Governmental Authority or any Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Trade Controls or Anti-Corruption Laws.

Section 5.8             Contracts.

(a)            Section 5.8(a) of the Disclosure Schedules sets forth the following contracts to which Cumberland or any of its Affiliates is party (the “Material Contracts”) as of the Effective Date:

(i)            any joint venture, strategic alliance, partnership, material research and development, pre-clinical or clinical trial, limited liability company or other similar agreements or arrangements with respect to the Acquired Assets, Products or Business;

(ii)           any Contract that obligates Cumberland to develop any product or related technology included in the Acquired Assets, or that obligates Cumberland to develop any of the Products for new indications or other purposes;

(iii)          any Contract that involves the payment by Cumberland to any Third Party or by any Third Party to Cumberland of royalties or other amounts calculated upon the revenues, profits or income of any Product(s) or the Business or income, profits or revenues related to any Product or Intellectual Property of the Business;

(iv)          any Contract that includes a right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to the Acquired Assets;

(v)           any Contract that limits Cumberland’s ability to use, enforce, or disclose any Business IP, or arise out of an Intellectual Property-related dispute involving the Acquired Assets;

(vi)          any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition of any of the Acquired Assets;

(vii)         any Contract that (A) materially limits the freedom of Cumberland or its Affiliates to operate the Business or with any Person or in any area or any line of business or any sales channel (including customary exclusive distribution agreements for the Products), (B) contains exclusivity obligations or restrictions or “most favored nation” pricing or similar terms with respect to the Products, (C) contains minimum purchase conditions or other similar requirements with respect to the Products or (D) contains failure to supply or similar penalties related to the Products;

(viii)        any sales, distribution, agency or other similar agreement providing for the sale by the Business of the Products, and materials, supplies, goods, services, equipment or other assets related thereto;

(ix)           any agreement under which the Business has (A) granted an Encumbrance (other than a Permitted Encumbrance) on any Acquired Asset or (B) provided for the sale of any Acquired Asset, or granted any preferential rights to purchase any Acquired Asset, in each case with a value in excess of $250,000;

(x)            any agreement with any (x) Material Customer or (y) Material Supplier;

(xi)           any material settlement, conciliation or similar agreement (including, for the avoidance of doubt, any contract that is a settlement, conciliation or similar agreement with any Governmental Authority) that is related to the Business or the Acquired Assets;

(xii)          any indemnification agreement, indemnity or similar agreement with a surety that is related to the Business or the Acquired Assets;

(xiii)         any Contract with any Governmental Authority that is related to the Business or the Acquired Assets;

(xiv)         any Contract that grants any Third Party any license or other right with respect to, or permits the use of, any Intellectual Property used in the Business or related to the Products, other than non-exclusive licenses granted to Cumberland, or its employees, contractors, consultants, customers or suppliers that are entered into in the ordinary course of business;

(xv)          any Contract that grants Cumberland or any of its Affiliates any license or other right with respect to, or permits the use of any Intellectual Property that is necessary for or useful to the operation of the Business, other than shrink-wrap, click-wrap, and off-the-shelf software licenses, and other non-exclusive licenses of unmodified, commercially available software, in each case, with annual aggregate fees of less than $100,000;

(xvi)         any Contract that relates to the acquisition, divestiture, or development of any Intellectual Property necessary for the conduct of the Business or the development, manufacture, or commercialization of the Products (other than agreements with employees, contractors, consultants, customers or suppliers that are materially consistent with the standard form of Cumberland or its Affiliates entered in the ordinary course of business, which form has been made available to Apotex) for or on behalf of the Business; and

(xvii)        any Contract that adversely affects Cumberland’s or any of its Affiliates’ ability to disclose, enforce, use or exploit any IP Rights related to the Business or Products or that arises out of any Intellectual Property-related dispute involving the Business or the Products, including settlement agreements, coexistence agreements, and covenants not to sue relating to Intellectual Property that impose ongoing material obligations on Cumberland or the Business.

(b)            Cumberland has not received written notice that it is in default under, or in breach of, any Material Contract and, to Cumberland’s Knowledge, no counterparty has threatened or intends to send such notice. To Cumberland’s Knowledge, no other party to any such Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect thereunder. Each Material Contract is a valid and binding agreement of Cumberland and, to Cumberland’s Knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity), and is in full force and effect, and neither Cumberland nor any of its Affiliates or, to Cumberland’s Knowledge, any other party thereto has provided or received any notice of any intention to terminate, not renew, materially decrease any usage of services or products or challenge the validity or enforceability of any such Material Contract and, to Cumberland’s Knowledge, no event or circumstance has occurred during the past three (3) years that, with or without notice of lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration of or other changes of or to any right or obligation or the loss of any benefit thereunder that has not been cured or waived.

Section 5.9             Intellectual Property.

(a)            Section 5.9(a) of the Disclosure Schedules sets forth a correct and complete list of Business IP that is owned or purported to be owned by Cumberland: (i) all live registrations and pending applications for Trademarks; (ii) active issued and pending applied for patents; (iii) registered copyrights; (iv) domain name registrations and social media accounts and handles; and (v) material unregistered Intellectual Property, in each case, included in the Acquired Assets.

(b)            Cumberland owns or has the right to use (and upon the Closing, Apotex will own or have the right to use) all Intellectual Property used in, relied upon, or necessary for the operation of the Business as currently conducted (the “Business IP”).

(c)            Except as disclosed in Section 5.9(c) of the Disclosure Schedules, none of Cumberland or any of its Affiliates (in connection with the operation of the Business), the Products, or the Business, (i) infringes, misappropriates, violates, or otherwise conflicts with, or has infringed, misappropriated, violated, or otherwise conflicted with the Intellectual Property of any Third Party; and (ii) neither Cumberland nor any of its Affiliates has received any written notice from any Third Party of a claim (and there is no claim, action, suit, proceeding, investigation, hearing, arbitration, judgment, decree, infringement action, injunction, rule or order pending asserting) (A) that Cumberland or any of its Affiliates (in connection the operation of the Business), any Product, or the Business is or has been so infringing, misappropriating, violating, or conflict with any Intellectual Property of any Third Party or would be infringed by Cumberland or any of its Affiliates (in connection the operation of the Business), any Product, or the development, manufacture, distribution, marketing, or sale of the Products or other engagement in the Business, or (B) asserting the invalidity, misuse, unregisterability or unenforceability of any Business IP (including any opposition or cancellation action or proceeding) or claims of ownership over any Business IP.

(d)            The IP Rights constitute all of the material Intellectual Property necessary for, used in, or relied upon for the conduct of the Business as presently conducted by Cumberland and its Affiliates (including the research, development, obtaining and maintaining Regulatory Approvals and Regulatory Registrations for, manufacture, sale, licensure, marketing, promotion, commercialization, distribution, exportation, importation or offering of the Products).

(e)            Cumberland and its Affiliates take and have taken commercially reasonable steps to protect and maintain the secrecy, confidentiality and value of all material Know-How included in the Acquired Assets, and there has been no unauthorized Processing of any such Know-How that was or is material to the Business. Each Person who has participated in the authorship, conception, creation, reduction to practice, or development of any Intellectual Property material to the Business for, on behalf of, or under the direction or supervision of Cumberland or any of its Affiliates, has executed and delivered to Cumberland a valid and enforceable written contract providing for (i) the confidentiality and non-disclosure by such Person of all such Know-How and (ii) the assignment by such Person (by way of present grant of assignment) to Cumberland of all right, title and interest in and to such Intellectual Property. No such Know-How has been disclosed or authorized to be disclosed to any Person, other than in the ordinary course of business consistent with past practice and subject to a written confidentiality and non-disclosure agreement materially consistent with Cumberland’s standard form(s). To the Knowledge of Cumberland, no Person is in material breach of any Contract referenced in this section.

(f)            During the past three (3) years, there has been no Security Incident impacting any Cumberland System used in connection with the Business. During the past three (3) years, there has been no written complaint to, or Action against, the Business or Cumberland or its Affiliates relating to the Business with respect to (i) the privacy, data protection, or security of Personal Data, (ii) the confidentiality, availability, or integrity of any Cumberland System used in the Business or Personal Data contained in the Acquired Assets, (iii) the violation of any Data Privacy Requirement, in any material respect, or (iv) any Security Incident. During the past three (3) years: (A) Cumberland or any of its Affiliates have not been required by applicable Law to provide any notice to any Person in connection with a Security Incident relating to the Business or Data Privacy Requirements; and (B) Cumberland and its Affiliates are, and have been, in compliance in all material respects with all Data Privacy Requirements.

(g)            No funding, facilities, personnel, or other resources or Intellectual Property of any educational institution or Governmental Authority were used, directly or indirectly, to author, conceive, create, reduce to practice, or develop, in whole or in part, any IP Rights or Product, and no educational institution or Governmental Authority has any rights thereto as a result of the use of such funding, facilities, personnel, or other resources. The IP Rights and any other Business IP that is material to the operation of the Business as currently conducted shall be available for use by Apotex immediately following the Closing Date on identical terms and conditions to those under which Cumberland and its Affiliates owned or used the IP Rights and, in connection with the Business, such Business IP, as applicable, immediately prior to the Closing Date without payment of any further consideration.

Section 5.10           Inventory. Any transferred Inventory has been manufactured in accordance with all applicable Laws and then current Good Manufacturing Practices pursuant to 21 CFR Parts 210 and 211. All Inventory has been or will be dispositioned, approved, and released by Cumberland’s quality assurance department and is usable in the ordinary course of business consistent with past practice.

Section 5.11           Ordinary Course of Business. Other than as set forth on Section 5.11 of the Disclosure Schedules, Cumberland has conducted the Business in the ordinary course and in all material respects in the same manner as conducted in the twelve (12) months prior to the date hereof. There has not been any Material Adverse Effect in the past twelve (12) months. During the past twelve (12) months with respect to the Acquired Assets, the Assumed Liabilities or the Business, none of Cumberland nor any of its Affiliates have taken, or failed to take, any action (or authorized or agreed to take any material action) with respect to the Acquired Assets, the Assumed Liabilities or the Business which, if taken, or failed to be taken, after the date hereof, would require Apotex’s consent under Section 7.5 and (b) the Business has not suffered any material damage, destruction or other casualty or condemnation loss not covered by insurance.

Section 5.12           No Brokers. Cumberland has not entered into any agreement, arrangement or understanding with any Person which will result in the obligation of Apotex to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

Section 5.13           Customers and Suppliers.

(a)            Section 5.13(a) of the Disclosure Schedules sets forth the top ten (10) customers of the Products (based on the dollar amount of sales to such customer) for the fiscal year ended December 31, 2025 (the “Material Customers”). No Material Customer has provided written or, to Cumberland’s Knowledge, oral notice to Cumberland or any Affiliate of Cumberland that it intends, anticipates or otherwise expects to stop, decrease the volume of, or change, adjust or otherwise modify, any of the terms (whether related to payment, price or otherwise) with respect to purchasing Products.

(b)            Section 5.13(b) of the Disclosure Schedules sets forth the top ten (10) suppliers of the Products in the Territory (based on the dollar amount of purchases from such supplier) for the fiscal year ended December 31, 2025 (the “Material Suppliers”). No Material Supplier has provided written or, to Cumberland’s Knowledge, oral notice to Cumberland or any Affiliate of Cumberland that it intends, anticipates or otherwise expects to stop, decrease the volume of, or change, adjust, alter or otherwise modify any of the terms (whether related to payment, price or otherwise) with respect to supplying materials, products or services for the Business.

Section 5.14           Transactions with Affiliates. Except as set forth in Section 5.14 of the Disclosure Schedules, there are no contracts or any other arrangements between or among Cumberland and any of its Affiliates involving any Acquired Asset or Assumed Liability or otherwise relating to the Business. No officer, partner, director, equityholder, employee, Subsidiary or Affiliate of Cumberland: (a) owns any property or right, whether tangible or intangible, which is developed for, used or held for use in, or necessary for, the operation or conduct of the Business; (b) owes any money to or is owed money from Cumberland or any of its Affiliates related to the operation or conduct of the Business; or (c) provides services or resources to the Business, other than pursuant to employment agreements entered into in the ordinary course of business. None of Cumberland nor any Representative or Affiliate of Cumberland has any material direct or indirect ownership or controlling interest in any customer or supplier of the Business, or any other Person with whom the Business has any material business relationship.

Section 5.15           Sales Information; No Undisclosed Liabilities.

(a)            The audited financial statements of Cumberland for the fiscal years ended December 31, 2024 and December 31, 2025, and the notes related thereto included in the Cumberland SEC Documents (collectively, the “Financial Statements”), in each case, prepared based on the books and records of Cumberland and its Affiliates, have been prepared in accordance with GAAP, consistently applied and fairly present in all material respects in accordance with GAAP the financial condition and the results of operations, cash flows and equity of Cumberland and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Financial Statements. There is not, and for the past three (3) years there has not been, (x) to Cumberland’s Knowledge, any significant deficiency or weakness in the system of internal accounting controls used by Cumberland or its Affiliates with respect to the Business, (y) any fraud or other wrongdoing that involves any of the management of the Business or other employees who have a role in the preparation of the Financial Statements or the internal accounting controls used by Cumberland or its Affiliates with respect to the Business or (z) any written, or to Cumberland’s Knowledge, oral claim or allegation regarding any of the foregoing.

(b)            There are no Liabilities of the Business except for (i) Liabilities disclosed on Section 5.15(b) of the Disclosure Schedules, (ii) Liabilities as disclosed, reflected or reserved against in the audited balance sheet included in the Financial Statements or the notes thereto, (iii) Liabilities incurred in the ordinary course of business since December 31, 2025 (none of which is a Liability resulting from noncompliance with any applicable Law or licenses, breach of contract, breach of warranty, tort, infringement, misappropriation, dilution or claim), (iv) Excluded Liabilities, and (v) Liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 5.16           Taxes.

(a)            All Tax Returns filed or required to be filed by Cumberland with respect to the Acquired Assets and, to Cumberland’s Knowledge, all Tax Returns filed or required to be filed by Talicia Holdings and its Subsidiaries, have been timely filed (taking into account applicable extensions). All such Tax Returns of Cumberland, and to Cumberland’s Knowledge, all such Tax Returns of Talicia Holdings, are true, correct, and complete in all material respects and were prepared in substantial compliance with applicable Law, and all Taxes due and owing by Cumberland with respect to the Acquired Assets and, to Cumberland’s Knowledge, all Taxes due and owing by Talicia Holdings and its Subsidiaries have been timely paid in full (whether or not shown as due and owing on a Tax Return). Cumberland has, and to Cumberland’s Knowledge, Talicia Holdings and its Subsidiaries have, paid all material Taxes due and owing by them (whether or not shown as due and owing on a Tax Return).

(b)            Cumberland has not, with respect to the Acquired Assets, and to Cumberland’s Knowledge, Talicia Holdings and its Subsidiaries have not (x) requested, granted, or become the beneficiary of any extension or waiver of any statute of limitations period, which period (after giving effect to such extension or waiver) has not yet expired, or (y) consented to extend to a date later than the date hereof the time in which any Tax may be assessed or collected.

(c)            There is no Tax action pending with respect to any Acquired Asset, and to Cumberland’s Knowledge, there is no Tax action pending with respect to Talicia Holdings and its Subsidiaries, in respect of any Tax or Tax Return, nor has any such Tax action been threatened in writing by any Governmental Authority. No deficiencies for any Taxes have been assessed or asserted, or to Cumberland’s Knowledge, proposed against Cumberland with respect to the Acquired Assets, Talicia Holdings or its Subsidiaries that are still pending. There are no requests for rulings or determinations in respect of any Tax pending between Cumberland, on the one hand, and any Governmental Authority, on the other hand, with respect to the Acquired Assets. To Cumberland’s Knowledge, there are no requests for rulings or determinations in respect of any Tax pending with respect to Talicia Holdings or its Subsidiaries.

(d)            Cumberland is not and has not been a party, and to Cumberland’s Knowledge, Talicia Holdings and its Subsidiaries are not and have not been parties to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) or similar provisions of applicable state, local and non-U.S. law.

(e)            Other than with respect to Talicia Holdings, there are no Encumbrances for Taxes on the Acquired Assets other than Encumbrances for Taxes not yet due and payable; and, to Cumberland’s Knowledge, there are no Encumbrances for Taxes on the assets of Talicia Holdings or its Subsidiaries other than Encumbrances for Taxes not yet due and payable.

(f)            Cumberland has, with respect to the Acquired Assets, and to Cumberland’s Knowledge, Talicia Holdings and its Subsidiaries have properly (i) collected and remitted sales, use, valued added and similar Taxes with respect to sales or leases made or services provided to its customers and (ii) for all sales, leases or provision of services that are exempt from sales, use, valued added and similar Taxes and that were made without charging or remitting sales, use, value added or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt.

(g)            No payment or benefit provided to any current or former employee, officer, stockholder, director or service provider of Cumberland or its Affiliates (including, for this purpose and to Cumberland’s Knowledge, Talicia Holdings and its Subsidiaries) as a result (alone or in combination with any other event) of the execution, delivery and performance of this Agreement and the consummation of the Transactions, would constitute an “excess parachute payment” for purposes of Section 280G of the Code.

(h)            To Cumberland’s Knowledge, Talicia Holdings is not and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” and the Transferred Equity Interests are not “United States real property interests”, in each case, as defined in Section 897 of the Code.

(i)            To Cumberland’s Knowledge, neither Talicia Holdings nor its Subsidiaries have been members of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Talicia Holdings or its Subsidiaries) or is liable for the Taxes of another Person under Treasury Regulation Section 1.1502-6, as a transferee or successor, by Contract or otherwise (other than any Contract the principal purpose of which does not relate to Taxes).

(j)            To Cumberland’s Knowledge, neither Talicia Holdings nor its Subsidiaries is a party to or bound by any Tax sharing, indemnification, allocation agreement or other similar Contract and neither Talicia Holdings nor its Subsidiaries has any contractual obligation to indemnify, gross-up, or otherwise reimburse any other Person with respect to Taxes (other than customary provisions contained in commercial agreements entered into in the ordinary course of business and which documents or agreements do not principally relate to Taxes).

(k)            To Cumberland’s knowledge, neither Talicia Holdings nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date or adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law), (ii) any agreement (including a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law)) with respect to Taxes executed with any Governmental Authority prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) any intercompany transactions entered into prior to the Closing or any excess loss account as of the Closing Date, each as described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of any other Law) or (v) prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business.

(l)            To Cumberland’s Knowledge, neither Talicia Holdings nor its Subsidiaries have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

Section 5.17           Labor and Employment.

(a)            Section 5.17(a) of the Disclosure Schedules sets forth a list of each employee and consultant of Cumberland or its Affiliates who provides services with respect to the Acquired Assets (the “Business Employees”) that includes, with respect to each Business Employee: (i) job title, (ii) base annual salary, (iii) bonus eligibility, and (iv) name. No Business Employee is paid on an hourly wage basis or has a non-exempt classification.

(b)            Neither Cumberland nor any of its Affiliates is party to or bound by any collective bargaining agreement or other contract with a union, labor organization or other employee representative covering any Business Employees (“Labor Agreement”), and no Business Employee is represented by any union, or other labor organization or employee representative body with respect to their employment with Cumberland or its Affiliates. To Cumberland’s Knowledge, in the past three years, there have been no labor organizing activities with respect to any Business Employees. In the past three years, there has been no actual or, to Cumberland’s Knowledge, threatened unfair labor practice charges, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes by or with respect to the Business Employees.

(c)            Section 5.17(c) of the Disclosure Schedules sets forth, by termination date and work location, the title of each employee who will suffer an “employment loss” as that term is defined in the Worker Adjustment and Retraining Notification Act or any state or local law requiring advance notice of layoff at any site of employment where a Business Employee is located within the 90 days up to the Closing Date.

(d)            Cumberland and its Affiliates have reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against Business Employees that have been reported to Cumberland and its Affiliates or of which Cumberland or its Affiliates are otherwise aware. With respect to each such allegation (except those Cumberland or its applicable Affiliate reasonably deemed to not have merit), Cumberland or its applicable Affiliate has taken prompt corrective action reasonably calculated to prevent further improper action and does not anticipate any material liability with respect to any such allegations and is not aware of any such allegations, that, if known to the public, would bring the Acquired Assets into material disrepute.

Section 5.18           Employee Benefit Plan.

(a)            Section 5.18(a) of the Disclosure Schedules sets forth a true, complete and correct, in all material respects, list of all Benefit Plans currently covering any Business Employee(s). Each such Benefit Plan has been established, maintained, administered in all material respects and funded in compliance with, and complies with, its terms and all applicable Laws (including ERISA and the Code) in all material respects.

(b)            No such Benefit Plan is and neither Cumberland nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any liability or potential liability under or with respect to (i) any “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA, or (ii)  any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, Code). No Acquired Asset is or could reasonably be expected to be subject to any lien associated with any Benefit Plan under the Code, ERISA or other applicable Law, other than statutory liens and not yet due and payable.

(c)            Each such Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or could reasonably be expected to be subject to any additional tax, interest or penalties under Section 409A of the Code.

Section 5.19           Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, and assuming that the representations and warranties regarding Apotex contained in this Agreement are true and correct in all material respects (without regard to any knowledge, materiality, Material Adverse Effect or similar qualifiers) and the performance in all material respects of all covenants and agreements required by this Agreement to be performed and complied with at or prior to the Closing by Apotex, (a) the fair saleable value (determined on a going concern basis) of the assets of Cumberland will be greater than the total amount of its Liabilities (including all Liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) Cumberland will be able to pay its debts and obligations in the ordinary course of business as they become due; and (c) Cumberland will have adequate capital to carry on its business. Cumberland is not entering into the Transactions with the actual intent to hinder, delay, or defraud either present or future creditors.

Section 5.20           Investigation. CUMBERLAND ACKNOWLEDGES AND AGREES THAT IT HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, AND WITHOUT LIMITING ITS RELIANCE ON THE REPRESENTATIONS, WARRANTIES AND COVENANTS HEREIN AND IN THE OTHER TRANSACTION DOCUMENTS, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE TRANSACTION DOCUMENTS. EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY APOTEX IN ARTICLE VI AND THE OTHER TRANSACTION DOCUMENTS, (a) CUMBERLAND ACKNOWLEDGES AND AGREES THAT (i) APOTEX IS NOT MAKING AND HAS NOT MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, REGARDING APOTEX OR ITS AFFILIATES OR THE ACCURACY OF COMPLETENESS OF ANY CONFIDENTIAL INFORMATION MEMORANDA, MANAGEMENT PRESENTATION, DOCUMENTS, PROJECTIONS, MATERIAL OR OTHER INFORMATION (FINANCIAL OR OTHERWISE) FURNISHED TO CUMBERLAND OR ITS REPRESENTATIVES OR MADE AVAILABLE TO CUMBERLAND AND ITS REPRESENTATIVES IN ANY FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED HEREBY, OR IN RESPECT OF ANY OTHER MATTER WHATSOEVER AND (ii) NO OFFICER, AGENT, REPRESENTATIVE OR EMPLOYEE OF APOTEX OR ITS AFFILIATES HAS ANY AUTHORITY, EXPRESS OR IMPLIED, TO MAKE ANY REPRESENTATIONS, WARRANTIES OR AGREEMENTS NOT SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS AND SUBJECT TO THE LIMITED REMEDIES HEREIN PROVIDED; (b) CUMBERLAND SPECIFICALLY DISCLAIMS THAT IT IS RELYING UPON OR HAS RELIED UPON ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES THAT MAY HAVE BEEN MADE BY ANY PERSON, AND ACKNOWLEDGES AND AGREES THAT APOTEX HAS SPECIFICALLY DISCLAIMED AND DOES HEREBY SPECIFICALLY DISCLAIM ANY SUCH OTHER REPRESENTATION OR WARRANTY MADE BY ANY PERSON. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS Section 5.20 OR ANY OTHER TERM HEREIN OR IN ANY TRANSACTION DOCUMENT, NOTHING IN THIS Section 5.20 OR IN ANY SUCH TERM SHALL LIMIT ANY RECOURSE CUMBERLAND OR ANY OF ITS AFFILIATES WOULD HAVE IN THE CASE OF FRAUD.

Section 5.21           No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE V (AS MODIFIED BY THE CUMBERLAND SEC DOCUMENTS AND THE DISCLOSURE SCHEDULES, IF APPLICABLE) AND THE TRANSACTION DOCUMENTS, NEITHER CUMBERLAND NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO CUMBERLAND OR ITS AFFILIATES, THE BUSINESS, THE PRODUCTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE TRANSACTION DOCUMENTS AND ANY RIGHTS OR OBLIGATIONS (INCLUDING THE ASSUMED LIABILITIES) TO BE TRANSFERRED HEREUNDER AND THEREUNDER OR PURSUANT HERETO OR THERETO, AND CUMBERLAND DISCLAIMS (ON BEHALF OF ITSELF AND ITS AFFILIATES) ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY CUMBERLAND OR ANY OF ITS AFFILIATES OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE V (AS MODIFIED BY THE SEC DISCLOSURE DOCUMENTS AND THE DISCLOSURE SCHEDULES) AND THE OTHER TRANSACTION DOCUMENTS, CUMBERLAND HEREBY DISCLAIMS (ON BEHALF OF ITSELF AND ITS AFFILIATES) ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO APOTEX OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO APOTEX BY ANY REPRESENTATIVE OF CUMBERLAND OR ANY OF ITS AFFILIATES). WITHOUT LIMITING THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE V OR IN THE OTHER TRANSACTION DOCUMENTS, CUMBERLAND MAKES NO REPRESENTATIONS OR WARRANTIES TO APOTEX REGARDING THE PROBABLE SUCCESS, VALUE OR PROFITABILITY OF THE PRODUCTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS Section 5.21 OR ANY OTHER TERM HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT, NOTHING IN THIS Section 5.21 OR IN ANY SUCH TERM SHALL LIMIT ANY RECOURSE APOTEX OR ANY OF ITS AFFILIATES WOULD HAVE IN THE CASE OF FRAUD.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF APOTEX

Apotex hereby represents and warrants to Cumberland as follows:

Section 6.1             Apotex’s Organization; Good Standing. Apotex is a designated activity company duly organized, validly existing and in good standing under the laws of Ireland. Apotex has all company power and authority to carry on its business as it is currently being conducted. Apotex is duly qualified to conduct business and is in good standing in every jurisdiction where the nature of the business conducted by it makes such qualification necessary, except where the failure to so qualify or be in good standing would not prevent or materially delay the consummation of the Transactions .

Section 6.2             Authority; Execution and Delivery. Apotex has all company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of obligations under this Agreement by Apotex and the consummation of the transactions contemplated hereby have been duly authorized by all necessary company action(s). This Agreement has been duly executed and delivered by Apotex and, assuming the due authorization, execution and delivery of this Agreement by Cumberland, constitutes the legal, valid and binding obligation of Apotex, enforceable against Apotex in accordance with its terms, subject to Enforceability Exceptions.

Section 6.3             No Violations; Consents. The execution, delivery and performance of obligations under this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not: (a) violate any applicable Law applicable to Apotex or conflict with any material contract to which Apotex is a party or by which it is otherwise bound, except for such violations or conflicts which would not materially interfere with Apotex’s performance of its obligations hereunder; or (b) except in connection with any filing with the SEC, require any approval, authorization, consent, license, exemption, filing or registration with any Person, except for such approvals, authorizations, consents, licenses, exemptions, filings or registrations which have been obtained or made prior to Closing or which, if not obtained or made, would not materially interfere with Apotex’s performance of its obligations hereunder.

Section 6.4             Litigation. There is no suit, claim, action, investigation or proceeding in progress or, to the knowledge of Apotex, pending or threatened against Apotex, (a) relating to and adversely affecting this Agreement or the transactions contemplated hereunder or (b) that would materially delay the ability of Apotex to perform its obligations hereunder.

Section 6.5             No Brokers. Apotex has not entered into any agreement, arrangement or understanding with any Person which will result in the obligation of Cumberland to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

Section 6.6             Consents. No notice to, filing with, authorization of, exemption by, or consent of, any Person, including any applicable Governmental Authority, is required by Apotex for Apotex to consummate the transactions contemplated herein.

Section 6.7             Financial Capacity. Apotex has and will have, from and after the Effective Date, sufficient funds on hand to consummate the transaction contemplated hereby at the Closing, including the payment of the Purchase Price.

Section 6.8             Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, and assuming that the representations and warranties regarding Cumberland and the Business contained in this Agreement are true and correct in all material respects (without regard to any knowledge, materiality, Material Adverse Effect or similar qualifiers) and the performance in all material respects of all covenants and agreements required by this Agreement to be performed and complied with at or prior to the Closing by Cumberland, (a) the fair saleable value (determined on a going concern basis) of the assets of Buyer Guarantor will be greater than the total amount of its Liabilities (including all Liabilities, whether or not reflected in a balance sheet prepared in accordance with International Financial Reporting Standards (IFRS), and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (b) Buyer Guarantor will be able to pay its debts and obligations in the ordinary course of business as they become due; and (c) Buyer Guarantor will have adequate capital to carry on its business.

Section 6.9             Investigation. APOTEX ACKNOWLEDGES AND AGREES THAT IT HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, AND WITHOUT LIMITING ITS RELIANCE ON THE REPRESENTATIONS, WARRANTIES AND COVENANTS HEREIN AND IN THE OTHER TRANSACTION DOCUMENTS, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING THE BUSINESS AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE TRANSACTION DOCUMENTS AND ANY OTHER ASSETS, RIGHTS OR OBLIGATIONS (INCLUDING THE ASSUMED LIABILITIES) TO BE TRANSFERRED HEREUNDER OR THEREUNDER OR PURSUANT HERETO OR THERETO. EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY CUMBERLAND IN ARTICLE V AND THE OTHER TRANSACTION DOCUMENTS, (a) APOTEX ACKNOWLEDGES AND AGREES THAT (i) CUMBERLAND IS NOT MAKING AND HAS NOT MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUSINESS OR THE ACQUIRED ASSETS, OR CUMBERLAND’S OR ITS AFFILIATES’ RESPECTIVE BUSINESSES, ASSETS, LIABILITIES, OPERATIONS, PROSPECTS, OR CONDITION (FINANCIAL OR OTHERWISE), INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY ACQUIRED ASSETS, THE NATURE OR EXTENT OF ANY ASSUMED LIABILITIES, THE PROSPECTS OF THE BUSINESS, THE EFFECTIVENESS OR THE SUCCESS OF ANY OPERATIONS, OR THE ACCURACY OF COMPLETENESS OF ANY CONFIDENTIAL INFORMATION MEMORANDA, MANAGEMENT PRESENTATION, DOCUMENTS, PROJECTIONS, MATERIAL OR OTHER INFORMATION (FINANCIAL OR OTHERWISE) REGARDING THE BUSINESS, THE ACQUIRED ASSETS OR ASSUMED LIABILITIES, OR CUMBERLAND OR ITS AFFILIATES FURNISHED TO APOTEX OR ITS REPRESENTATIVES OR MADE AVAILABLE TO APOTEX AND ITS REPRESENTATIVES IN THE DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED HEREBY, OR IN RESPECT OF ANY OTHER MATTER WHATSOEVER AND (ii) NO OFFICER, AGENT, REPRESENTATIVE OR EMPLOYEE OF THE BUSINESS HAS ANY AUTHORITY, EXPRESS OR IMPLIED, TO MAKE ANY REPRESENTATIONS, WARRANTIES OR AGREEMENTS NOT SPECIFICALLY SET FORTH IN THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS AND SUBJECT TO THE LIMITED REMEDIES HEREIN PROVIDED; (b) APOTEX SPECIFICALLY DISCLAIMS THAT IT IS RELYING UPON OR HAS RELIED UPON ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES THAT MAY HAVE BEEN MADE BY ANY PERSON, AND ACKNOWLEDGES AND AGREES THAT CUMBERLAND HAS SPECIFICALLY DISCLAIMED AND DOES HEREBY SPECIFICALLY DISCLAIM ANY SUCH OTHER REPRESENTATION OR WARRANTY MADE BY ANY PERSON AND (c) APOTEX IS ACQUIRING THE ACQUIRED ASSETS AND THE ASSUMED LIABILITIES IN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, SUBJECT ONLY TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE V (AS MODIFIED BY THE CUMBERLAND SEC DOCUMENTS AND BY THE DISCLOSURE SCHEDULES) AND THE TRANSACTION DOCUMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 6.9 OR ANY OTHER TERM HEREIN OR IN ANY TRANSACTION DOCUMENT, NOTHING IN THIS SECTION 6.9 OR IN ANY SUCH TERM SHALL LIMIT ANY RECOURSE APOTEX OR ANY OF ITS AFFILIATES WOULD HAVE IN THE CASE OF FRAUD.

Section 6.10           No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE VI AND THE TRANSACTION DOCUMENTS, NEITHER APOTEX NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO APOTEX OR ITS AFFILIATES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS AND ANY RIGHTS OR OBLIGATIONS HEREUNDER AND THEREUNDER OR PURSUANT HERETO OR THERETO, AND APOTEX DISCLAIMS (ON BEHALF OF ITSELF AND ITS AFFILIATES) ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY APOTEX OR ANY OF ITS AFFILIATES OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE VI AND THE OTHER TRANSACTION DOCUMENTS, APOTEX HEREBY DISCLAIMS (ON BEHALF OF ITSELF AND ITS AFFILIATES) ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO CUMBERLAND OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO CUMBERLAND BY ANY REPRESENTATIVE OF APOTEX OR ANY OF ITS AFFILIATES). WITHOUT LIMITING THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE VI OR IN THE OTHER TRANSACTION DOCUMENTS, APOTEX MAKES NO REPRESENTATIONS OR WARRANTIES TO CUMBERLAND. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS Section 6.10 OR ANY OTHER TERM HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT, NOTHING IN THIS Section 6.10 OR IN ANY SUCH TERM SHALL LIMIT ANY RECOURSE CUMBERLAND OR ANY OF ITS AFFILIATES WOULD HAVE IN THE CASE OF FRAUD.

ARTICLE VII
CERTAIN COVENANTS AND AGREEMENTS

Section 7.1             Regulatory Commitments.

(a)            From and after the Closing Date, other than as assumed or obligated to be performed by Cumberland and its Affiliates pursuant to the Transition Services Agreement, Apotex shall assume control of, and responsibility for, all obligations to any Governmental Authorities in connection with the Acquired Assets and Assumed Liabilities including all pharmacovigilance, safety, and medical information services for and in respect of the Acquired Assets and Assumed Liabilities.

(b)            From and after the Closing Date, other than as assumed or obligated to be performed by Cumberland and its Affiliates pursuant to the Transition Services Agreement or as performed by Talicia Holdings prior to Closing (and which will continue to be performed by Talicia Holdings following the Closing), Apotex shall assume responsibility for (i) all correspondence and communication with Third Parties, including all Governmental Authorities, relating to the Acquired Assets, Assumed Liabilities, Regulatory Registrations and Regulatory Approvals and all obligations related thereto and (ii) all obligations of Cumberland with respect to the Regulatory Registrations and Regulatory Approvals (including INDs, NDAs, and ANDAs), including pharmacovigilance, safety, clinical studies, quality assurance, compliance with good manufacturing practices, good distribution practices, deficiency letters, corrective action plan agreements, product recalls and product returns.

(c)            Following the Closing, Cumberland permits Apotex to sell and distribute all Product Inventory transferred using the applicable Cumberland labeler code and National Drug Codes (“NDC”) numbers.

(d)            Following the Closing Date, Apotex and Cumberland each shall, as promptly as practicable, deliver or cause to be delivered to the other Party copies of all confirmations, acknowledgements, and other correspondence to and from the appropriate Governmental Authorities, including the FDA, that the transfer of ownership of the Product Regulatory Approvals to Apotex has been completed in full.

Section 7.2             Intellectual Property Commitments.

(a)            From and after the Closing Date, Apotex shall assume control of, and responsibility for, all Assumed Liabilities arising from or related to the IP Rights, including the assumption of any costs and obligations arising from prosecution, maintenance, enforcement and defense of the IP Rights and any liabilities and costs arising from any Intellectual Property infringement claims, lawsuits, or other Actions brought by any Third Party after the Closing Date.

(b)            From and after the Closing Date, Apotex shall assume responsibility for all prosecution, maintenance, enforcement and defense of the IP Rights, including without limitation responsibility for all correspondence and communication with Third Parties, including all Governmental Authorities, relating to the IP Rights, if such matter has been identified as an Assumed Liability.

(c)            From and after the Closing Date, Apotex shall have responsibility for recording the IP Assignment Agreement.

(d)            From and after the Closing Date, Cumberland covenants and agrees that, if Apotex is prosecuting, contesting or defending any Action by a Third Party in connection with the IP Rights, Cumberland shall, and shall use commercially reasonable efforts to cause its Affiliates to, if applicable, reasonably cooperate with Apotex and their respective counsel (at the expense of Apotex) in such prosecution, contest or defense, including making available its personnel and providing such testimony and access to its books and records (including lab notebooks) related to said IP Rights as shall be reasonably necessary or useful in connection with such prosecution, contest or defense in a manner that does not materially interfere with the conduct of the business of Cumberland or its applicable Affiliates, including that Apotex shall take commercially reasonable efforts to minimize the frequency of such requirements and impact on said personnel’s time.

(e)            From and after the Closing Date, Cumberland, on behalf of itself and its Affiliates, hereby grants Apotex in connection with the Business a non-exclusive, sublicensable, non-transferable, non-assignable, worldwide royalty-free license to continue to use any Trademark owned or controlled as of the Closing by Cumberland or any of its Affiliates with regard to the Business or Products, including “Cumberland”, “Cumberland Pharmaceuticals”, and “Cumberland Assured Products” or any variations or derivatives thereof (the “Retained Names”) for a period of twelve (12) months following the Closing. Subject to Cumberland’s reasonable rights to exercise quality control over any use of, or other acts to protect the validity and enforceability of any Intellectual Property rights in, the Retained Names, Apotex shall have the right to use the Retained Names at all times after the Closing (i) as required by applicable Law and as may be required to perform any contractual obligations, (ii) on internal business and legal documents and items, (iii) in a neutral, non-trademark manner to describe the history of the Business, and (iv) as otherwise as permitted by “fair use” principles or as does not constitute trademark infringement or unfair competition.

(f)            From and after the Closing Date, Cumberland hereby grants (and hereby causes its Affiliates to grant) to Apotex and its Affiliates, effective as of the Closing, a worldwide, fully paid-up, royalty-free, irrevocable, non-terminable, perpetual, sublicensable (through one or multiple tiers), transferrable, non-exclusive license under and to all Intellectual Property (other than Retained Names) that (i) are owned or controlled as of the date hereof or the Closing by Cumberland or any of its Affiliates and (ii) are related to, used or held for use in, or necessary for the conduct of the Business as of the date hereof or the Closing (“Licensed Business IP”) in connection with (A) the operation of the Business and any natural evolutions or organic growth thereof, including to make, have made, use, sell, offer to sell, import and export any Product, and to use, reproduce, make derivative works of, distribute, display and perform any such Intellectual Property, or (B) the business of Apotex or any of its Affiliates (or any product or service thereof) only as necessary for continuing to operate the Business and natural evolutions or organic growth thereof and to the extent any such Licensed Business IP is used, implemented, incorporated, or otherwise exploited in connection therewith. At the Closing and otherwise upon Apotex’s request, Cumberland shall deliver, and shall cause its Affiliates to deliver, to Apotex, copies and tangible embodiments (if applicable) of all Licensed Business IP, in whatever form or medium.

(g)            At the Closing, Cumberland shall deliver or cause to be delivered to Apotex or its designee as set forth in writing all access and administrative credentials (e.g., passwords, account names, keys, tokens) for all of the Internet domain names and social media handles and accounts included in the Acquired Assets as set forth in Section 5.09(a)(iv) of the Disclosure Schedules.

Section 7.3             Bulk Transfer Laws. Each Party hereby acknowledges that the other Party has not taken, and does not intend to take, any action required to comply with the provisions of any so-called “bulk sale law”, “bulk transfer law” or similar laws of any jurisdiction in connection with the sale of the Acquired Assets to Apotex. Nothing in this Section 7.3 shall affect whether or not any particular liability constitutes an Excluded Liability.

Section 7.4             Marketing of Acquired Assets. From and after the Effective Date through the Closing Date, Cumberland shall maintain the Regulatory Registrations and Regulatory Approvals for the Acquired Assets, and shall maintain the INDs, in good standing and in full force and effect, including making all timely payments of fees (including any user fees required to be paid to FDA) and timely filing of all regulatory updates, reports, acknowledgments and other similar submissions.

Section 7.5             Conduct of Business Prior to the Closing. From the Effective Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as (i) required by applicable Law or a Governmental Authority, (ii) expressly and specifically required by any of the Transaction Documents, (iii) set forth in Section 7.5 of the Disclosure Schedules or (iv) consented to in writing by Apotex in advance (which consent shall not be unreasonably withheld, conditioned or delayed), Cumberland shall, and shall cause its Affiliates to, (1) conduct the Business and the Acquired Assets in the ordinary course of business consistent with past practice and in compliance with applicable Laws and (2) use commercially reasonable efforts to preserve the business organization, rights, goodwill, relationships and ongoing operations of Cumberland with respect to the Acquired Assets and the related customers, licensors, licensees, suppliers, distributors and other material business relations of the Business. Without limiting the foregoing, from the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, except as otherwise expressly and specifically provided in this Agreement or consented to in writing by Apotex (which consent shall not be unreasonably withheld, conditioned or delayed), Cumberland shall not, and shall cause its Affiliates not to, with respect to Acquired Assets:

(a)            waive or release any material right or material claim arising out of or in connection with the Business or the Acquired Assets other than in the ordinary course of business consistent with past practice;

(b)            distribute, sell, assign, abandon, let lapse or expire, transfer, lease, convey, license (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), pledge, encumber or otherwise dispose of any of the Acquired Assets other than (i) the sale of Inventory or granting of non-exclusive licenses to Business IP to Cumberland Affiliates in the ordinary course of business consistent with past practice; (ii) as necessary to comply with any Material Contract in effect as of the date hereof to which Cumberland or an Affiliate thereof is a party and has been disclosed on the Disclosure Schedules; or (iii) the expiration of Intellectual Property in accordance with its maximum statutory term under applicable Law;

(c)            enter into, amend, waive, modify or terminate any Material Contract constituting an Acquired Asset, or consent to the entry, amendment, waiver, modification or termination of any of Cumberland’s rights thereunder;

(d)            initiate, settle, agree to settle, waive or compromise any material claim, action, suit, or proceeding related to the Acquired Assets or affecting the Business;

(e)            permit the lapse, abandonment, or expiration of any of the IP Rights necessary for or useful to the conduct of the Business as currently conducted, other than (i) the expiration of IP Rights at the end of their respective maximum statutory term unless impacted by terminal disclaimers under applicable Law, or (ii) the abandonment of immaterial IP Rights in the ordinary course of business;

(f)             fail to take any commercially reasonable action reasonably necessary to protect or maintain the IP Rights that are necessary for or useful to the continuation of the Business as presently conducted in all material respects;

(g)            disclose any Know-How included in the Acquired Assets to any Person other than pursuant to (i) a written confidentiality and non-disclosure agreement entered into in the ordinary course of business, (ii) as required by applicable Law provided that Cumberland undertakes commercially reasonable efforts to ensure confidential protection for any disclosed Know-How in the Acquired Assets, or (iii) to professional advisors on Law and Tax who are subject to confidentiality obligations or a professional duty not to disclose such Know-How in the Acquired Assets;

(h)            terminate, cancel, permit to lapse, amend, waive or modify any material approval or permit with respect to the Acquired Assets;

(i)             change inventory levels of the Business in any manner (other than in the ordinary course of business consistent with past practice);

(j)             load distribution channels of the Business inconsistent with past practice over the twelve (12) month period preceding the Effective Date or engage in channel stuffing with respect thereto;

(k)            enter into any Labor Agreement, or recognize or certify any labor union, labor organization, or group of employees as the bargaining representative for any Business Employees;

(l)             implement or announce any reductions in force affecting Business Employees;

(m)           (i) increase or otherwise change any compensation or benefits payable to any Business Employees or (ii) take any action to cause to accelerate the payment, funding, right to payment or vesting of any compensation or benefits payable to any Business Employees;

(n)            hire, promote or engage, or otherwise enter into any employment, consulting or other agreement, arrangement or commitment, with any Business Employee, former employee, officer, director or other service provider (or any of their respective dependents or beneficiaries);

(o)            encourage any Business Employee to reject an offer of employment by Apotex or its Affiliates;

(p)            waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any Business Employee;

(q)            (i) make, change or revoke any income or other material Tax election, (ii) file any income or other material amended Tax Return, (iii) settle or compromise any Tax proceeding, (iv) enter into any closing (or similar) agreement with a Governmental Authority with respect to Taxes; (v) request or consent to any extension or waiver of the limitation period applicable to any income or other material Tax claim or assessment, or (vi) adopt or change any Tax accounting method, in each case, to the extent reasonably expected to adversely affect Apotex or the Acquired Assets in a taxable period beginning after the Closing Date;

(r)            fail to maintain or interfere with the Regulatory Registrations or Regulatory Approval of each Product;

(s)            fail to maintain or interfere with the INDs;

(t)             terminate, modify in any respect or fail to comply with the arrangements set forth on Section 7.5(t) of the Disclosure Schedule; or

(u)            agree or commit to do any of the foregoing.

Section 7.6             Cooperation and Commercially Reasonable Efforts. From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, subject to the terms and conditions of this Agreement, each of Cumberland and Apotex shall cooperate, and shall use commercially reasonable efforts, to (i) take, or cause to be taken, all actions and (ii) do, or cause to be done, all things necessary for it to do, under applicable Law to consummate and make effective the Transactions, including all actions and all things necessary for it to (A) comply promptly with all applicable Law that may be imposed on it with respect to this Agreement and the transactions contemplated hereby (which actions shall include furnishing all information required by applicable Law in connection with approvals, reporting to, audits, or filings with, any Governmental Authority), (B) assist with meeting its obligations with respect to filing true, accurate, and complete disclosures regarding the Transactions as required by applicable Laws and securities exchange requirements and (C) obtain any consent, authorization, order or approval of, or any exemption by any Governmental Authority or other public or private Third Party required to be obtained or made by Cumberland or Apotex in connection with the Transactions, in each case, as soon as reasonably practicable following the date hereof; provided, however, that, except as otherwise set forth in this Agreement, no Party shall have any obligation to pay money or make any concessions to obtain such consents. Subject to appropriate confidentiality protections and applicable Law, each Party will furnish to the other Party such necessary information and reasonable assistance as such other Parties may reasonably request in connection with the foregoing.

Section 7.7             Employee Covenants.

(a)            From the Effective Date until thirty (30) days following the Closing, Cumberland shall make the Business Employees reasonably available to Apotex for purposes of conducting interviews and shall reasonably cooperate with Apotex in connection with scheduling and conducting such interviews. Apotex shall consult in good faith with Cumberland regarding the employment of all Business Employees for positions with Apotex that are substantially similar in duties and responsibilities to their positions with the Business, and it is the intent of the Parties that Apotex will use good faith efforts to extend offers of employment to all Business Employees (any such Business Employee who receives an offer of employment from Apotex or its Affiliates, an “Offer Employee”). Within thirty (30) days following the Closing, Apotex or one of its Affiliates shall extend a formal job offer letter to each Business Employee set forth on Section 7.7(a) of the Disclosure Schedules (each, a “Designated Employee”) for a position that is substantially similar to such Designated Employee’s position with Cumberland immediately prior to the Closing, to be performed in the same geographic location in which such Designated Employee was employed by Cumberland immediately prior to the Closing, with base salary, incentive compensation, and employee benefits generally consistent with Apotex’s policies and practices.

(b)            All Designated Employees and any other Offer Employees that accept a position with Apotex or its Affiliates shall be terminated by Cumberland or its applicable Affiliate effective no later than ten (10) Business Days following the date on which Apotex extends such offers. Promptly following the Closing, Cumberland and its Affiliates shall fully and timely pay all accrued unused vacation and other paid time off to each Designated Employee and each other Offer Employee that accepts a position with Apotex or its Affiliates, in each case to the extent required by Law.

(c)            Cumberland and its Affiliates agree that, notwithstanding the terms of any noncompetition, customer non-solicit, or other restrictive covenant obligation between Cumberland and its Affiliates and a Designated Employee or any other Offer Employee that accepts a position with Apotex or its Affiliates, such Designated Employee or other Offer Employee shall be permitted to provide services to Apotex and its Affiliates following the Closing, and Cumberland and its Affiliates will not seek to enforce the terms of any such restrictive covenant following the Closing with respect to such Designated Employee’s or such Offer Employee’s services to Apotex or its Affiliates.

(d)            During the period prior to the Closing Date, Cumberland and its Affiliates shall use commercially reasonable efforts to make individual natural person independent contractors related to the servicing of the Acquired Assets and engaged by Cumberland or its Affiliates available to Apotex for the purpose of allowing Apotex or its Affiliates to interview each such contractor and determine the nature and extent of each such person’s continuation with Apotex or its Affiliates, if any. Cumberland or its Affiliates shall provide to Apotex or its Affiliates contact information for third-party service providers providing contingent personnel to service the Acquired Assets and reasonably cooperate in identifying and transferring such contingent work force to the extent requested by Apotex or its Affiliates.

Section 7.8             Government Price Reporting.

(a)            For three (3) years following the Closing, Cumberland will deliver to Apotex the following government price reporting information for the Acquired Assets and Assumed Liabilities following the Closing: transactional detail that is necessary to perform post-Closing government price calculations such as “Average Manufacturer Price” or “AMP” (as defined in 42 U.S.C. § 1396r-8(k)(1) and 42 C.F.R. § 447.500 et seq., as may be amended from time to time), Medicare Part B ASP (as defined in Section 1847A of the Social Security Act and detailed in 42 CFR Part 414 Subpart J), “Best Price” (as defined in 42 U.S.C. § 1396r-8(c)(1)(C) (relating to the definition of Best Price) and 42 C.F.R. § 447.500 et seq., as may be amended from time to time), and the “Non-Federal Average Manufacturer Price” or “Non-FAMP” and “Federal Ceiling Price” or “FCP” (as such terms are defined in 38 U.S.C. § 8126(h)(5)) including:

(i)            with respect to AMP and Best Price: (A) calendar quarter in which baseline AMP was established; (B) baseline AMP; (C) all other baseline information submitted by Cumberland to the Centers for Medicare & Medicaid Services (“CMS”) in connection with the Medicaid drug rebate program (including units per package size, market start date, etc.); and (D) transactional data reasonably necessary for Apotex to calculate AMP and Best Price (inclusive of all commercial rebate and fee arrangements) for the quarters and months (as applicable) beginning with the AMP and Best Price submissions due on or after the Closing Date;

(ii)            with respect to the Veterans Health Care Act of 1992: (A) the applicable FCP (as such figure is calculated pursuant to 38 U.S.C. § 8126(a) and the VA Master Agreement); (B) any commercial sales data reasonably necessary to perform quarterly and annual Non-FAMP calculations and (C) any price lists applicable for purposes of sales under any applicable contract with the U.S. Department of Veterans Affairs under Federal Supply Schedule 65IB for Drugs, Pharmaceuticals, & Hematology Related Products; and

(iii)            with respect to Medicaid Drug Rebate Program, complete Medicaid Rebate Payment history including supporting payment documentation.

(b)            Apotex acknowledges and agrees that it is responsible for submitting complete and accurate government price reporting calculations for applicable Products, utilizing Apotex government pricing methodology, in a timely manner. During the term of the Transition Services Agreement, Cumberland will assist Apotex so that it can be identified as a delegate in the Medicaid Drug Program System to report AMP and Best Price directly to CMS for the applicable Products and Apotex will report AMP and Best Price directly to CMS via the Medicaid Drug Program System.

(c)            Apotex shall be responsible for and shall pay to the relevant Governmental Authority any rebates owed under the Medicaid drug rebate agreement, Medicare Part D Coverage Gap Discount Agreement and any similar government agreements with respect to Products utilization after the Closing Date as set forth in the Transition Services Agreement.

(d)            If applicable, Apotex shall be obligated to honor Cumberland calculated 340B Ceiling Price for all 340B Covered Entities as well as the Federal Ceiling Price for the “Big Four” (Coast Guard, Department of Defense, Department of Veterans Affairs and the Public Health Service) as well as any other entities entitled to purchase of the Federal Supply Schedule at the Federal Ceiling Price or other discounted price applicable under a contract with the U.S. Department of Veterans Affairs under Federal Supply Schedule 65IB for Drugs, Pharmaceuticals, & Hematology Related Products after the Closing Date.

(e)            During the term of the Transition Services Agreement, Cumberland will cooperate with Apotex and assist and provide any other available information required for compliance with government reporting, which may include information needed from pre-close periods.

(f)            Any information or data delivered by Cumberland to Apotex pursuant to this Section 7.8 shall only be disclosed or published by Apotex for the government price reporting purposes contemplated herein, and shall otherwise be treated as Confidential Information subject to Section 11.3 of this Agreement.

Section 7.9             Regulatory Matters.

(a)            Cumberland shall use commercially reasonable efforts to assign to Apotex as of the Closing Date Cumberland’s right, title, and interest existing in and to the approvals and permits of Governmental Authorities necessary for researching, developing, obtaining and maintaining the Regulatory Registrations and Regulatory Approvals for, manufacturing, selling, licensing, marketing, promoting, commercializing, distributing, exporting, importing or offering the Acquired Assets, that are freely transferable, and Apotex shall assume such right, title, obligations and interest under said approvals and permits.

(b)            Apotex and Cumberland shall promptly give written notice to the other upon becoming aware of any action by, or notification or other information which it receives (directly or indirectly) from, any Governmental Authority (together with copies of correspondence related thereto), which (A) raises any material concerns regarding the safety or efficacy of the Acquired Assets, (B) which indicates or suggests a reasonably likely potential material liability for either Party to third parties arising in connection with the Acquired Assets, or (C) which indicates a reasonable potential for a need to initiate a recall, market withdrawal or similar action; in each case with respect to the Acquired Assets manufactured or sold by Cumberland on or prior to the Closing Date.

Section 7.10           Exclusivity.

(a)            No Solicitation or Negotiation. Subject to the terms of Section 7.10(b), immediately upon the execution of this Agreement and until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Cumberland shall, and shall cause its Subsidiaries, its Affiliates and its and their respective Representatives to, cease any and all existing activities, discussions, or negotiations with any Person other than Apotex and its Affiliates and Representatives with respect to, and to deal exclusively with Apotex and its Affiliates and Representatives regarding, any and all Acquisition Proposals and shall not, and shall not permit any of its Affiliates, Subsidiaries, or Representatives to, directly or indirectly (i) solicit, initiate, encourage, entertain or respond to any inquiries or proposals, discuss or negotiate with, provide any information to, consider the merits of any inquires or proposals from, or otherwise engage in any negotiations, discussions, or other communications with, any Person (other than Apotex) relating to any transaction or series of related transactions involving the direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, in whole or in part, of the Business, the Acquired Assets or the Products or that would otherwise compromise the ability of Cumberland to consummate the Transactions (any such transaction described in this clause (i), an “Acquisition Transaction”), (ii) provide or furnish information or documentation to any other Person with respect to the Business or the Acquired Assets or otherwise in furtherance of any Acquisition Proposal; or (iii) enter into any letter of intent, arrangement, contract, agreement, understanding, or commitment with any other Person in respect of any Acquisition Proposal (each, other than an Acceptable Confidentiality Agreement, an “Alternative Transaction Agreement”). Cumberland agrees that the rights and remedies for noncompliance with this Section 7.10 shall include having such provision specifically enforced by a court having equity jurisdiction, it being acknowledged that any such breach or threatened breach would cause irreparable injury to Apotex and that money damages will not provide an adequate remedy to Apotex.

(b)            Fiduciary Exceptions. Notwithstanding anything to the contrary set forth in Section 7.10(a) (but subject to the provisos in this Section 7.10(b)), from the date of this Agreement until Cumberland’s receipt of the Requisite Stockholder Approval, Cumberland and the Board may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to Cumberland or its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Cumberland or its Subsidiaries, in each case pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made, renewed or delivered to Cumberland, after the date of this Agreement, an unsolicited Acquisition Proposal that did not result from any breach of this Section 7.10(b); provided, in each case, that the Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, and the Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 7.10(b) would be inconsistent with its fiduciary duties pursuant to applicable Law; provided, further, that Cumberland promptly (and in any event within twenty-four (24) hours), subject to applicable Law, makes available to Apotex any non-public information concerning Cumberland or its Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to Apotex.

(c)            No Change in Board Recommendation or Entry into an Alternative Transaction Agreement. Except as provided by Section 7.10(d), at no time after the date hereof may the Board (or any committee thereof): (i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Board Recommendation in a manner adverse to Apotex; (B) publicly adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Board Recommendation within ten (10) Business Days after Apotex so requests in writing (it being understood that Cumberland will have no obligation to make such reaffirmation on more than two separate occasions, plus one time more each time that an Acquisition Proposal or material modification thereto shall have become publicly known); (D) make any recommendation in support of or fail to make a recommendation against a tender or exchange offer that constitutes or would be reasonably likely to lead to an Acquisition Proposal, other than a recommendation against such offer or a “stop, look and listen” communication by the Board (or a committee thereof) to Cumberland’s Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (E) fail to include the Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Board Recommendation Change”); or  (ii) cause or permit Cumberland to enter into any letter of intent, arrangement, contract, agreement, understanding, or commitment with any other Person in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 7.10(b)).

(d)            Board Recommendation Change; Entry into Alternative Transaction Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)            the Board (or a committee thereof) may effect a Board Recommendation Change pursuant to clause (A), (C) or (E) of Section 7.10(c)(i) in response to any positive material event, change, effect, condition, occurrence or development or material change in circumstances with respect to Cumberland and its Subsidiaries (taken as a whole) or the Business that was (A) not actually known to, or reasonably foreseeable to, the Board as of the date hereof (or if known to the Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Board, as of the date hereof); and (B) does not relate to any Acquisition Proposal; provided that in no event shall the following constitute or be taken into account in determining the existence of an Intervening Event: (x) the mere fact, in and of itself, that Cumberland or the Business meets or exceeds any internal or published or third party projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof; or (y) changes after the date hereof in the market price or trading volume of Company Stock or the credit rating of Cumberland (it being understood that the underlying cause of any of the foregoing in clauses (x) or (y) may be considered and taken into account) (each such event, an “Intervening Event”), if the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(A)          Cumberland has provided prior written notice to Apotex at least five (5) Business Days in advance to the effect that the Board (or a committee thereof) has so determined and resolved to effect a Board Recommendation Change pursuant to this Section 7.10(d)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(B)           prior to effecting such Board Recommendation Change Cumberland and its Representatives, during such five-Business Day period, must have negotiated with Apotex and its Representatives in good faith (to the extent that Apotex requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement such that the Board no longer determines that the failure to make a Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable Law; or

(ii)            if Cumberland has received a bona fide Acquisition Proposal that the Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Board may (x) effect a Board Recommendation Change with respect to such Acquisition Proposal and/or (y) authorize and cause Cumberland to terminate this Agreement and enter into an Alternative Transaction Agreement with respect to such Acquisition Proposal, in each case if and only if:

(A)          the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(B)           Cumberland, its Subsidiaries, and its and their respective Representatives have complied in all material respects with its obligations pursuant to this Section 7.10 with respect to such Acquisition Proposal;

(C)           (I) Cumberland has provided prior written notice to Apotex at least five Business Days in advance (the “Notice Period”) to the effect that the Board (or a committee thereof) has (1)  received a bona fide Acquisition Proposal that has not been withdrawn; (2) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (3) resolved to effect a Board Recommendation Change or to terminate this Agreement pursuant to Section 10.1(g) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the status of discussions relating to such Acquisition Proposal, the material terms and conditions thereof and unredacted copies of all relevant written agreements (including, among others, all financing commitments) relating to such Acquisition Proposal; (II) prior to effecting such Board Recommendation Change or termination, Cumberland, during the Notice Period, must have negotiated with Apotex and its Representatives in good faith (to the extent that Apotex requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any material revisions, updates or supplements to such Acquisition Proposal, Cumberland will be required to deliver a new written notice to Apotex and to comply with the requirements of this Section 7.10(d)(ii)(C) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be three (3) Business Days); and (III) at the end of the applicable Notice Period, the Board determines in good faith (after taking into account any revisions to the terms and conditions of this Agreement proposed by Apotex) that such Acquisition Proposal remains a Superior Proposal; and

(D)          in the event of any termination of this Agreement in order to cause or permit Cumberland to enter into an Alternative Transaction Agreement with respect to such Acquisition Proposal which constitutes a Superior Proposal, Cumberland will have validly terminated this Agreement in accordance with its terms.

(e)            Notice. From the Effective Date until the earlier to occur of the termination of this Agreement pursuant to ARTICLE X and the Closing, Cumberland will promptly (and, in any event, within twenty-four (24) hours from the receipt thereof) notify Apotex in writing if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by Cumberland, its Subsidiaries, or its or their respective Representatives or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Cumberland, its Subsidiaries, or its or their respective Representatives with respect to an Acquisition Proposal. Any such notice shall include (i) the identity of the Person or “group” of Persons making such offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement) and (ii) a summary of the material terms and conditions of such offers or proposals. Thereafter, Cumberland shall keep Apotex reasonably informed, on a prompt basis, of the status (and supplementally provide the terms) of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(f)            Certain Disclosures. Nothing in this Agreement will prohibit Cumberland or the Board (or a committee thereof) from (i) taking and disclosing to the Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Board (or a committee thereof) to the Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 7.10; (iv) complying with Cumberland’s disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal; or (v) making any disclosure to the Stockholders (including regarding the business, financial condition or results of operations of Cumberland and its Subsidiaries) unrelated to an Acquisition Proposal that the Board (or a committee thereof) has determined to make in good faith; it being understood that (A) any such statement or disclosure made by the Board (or a committee thereof) pursuant to this Section 7.10(f) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of Cumberland or the Board (or any committee thereof) and the rights of Apotex under this Section 7.10, and (B) that nothing in the foregoing will be deemed to permit Cumberland or the Board (or a committee thereof) to effect a Board Recommendation Change other than in accordance with Section 7.10(d).

(g)            Breach by Representatives. Cumberland agrees that any violation of this Section 7.10 by any Representative of Cumberland or any of its Subsidiaries will be deemed to be a breach of this Section 7.10 by Cumberland. Cumberland shall not authorize, direct or knowingly permit any consultant or employee of Cumberland or its Subsidiaries or Affiliates to violate this Section 7.10, and upon becoming aware of any violation or threatened violation of this Section 7.10 by a consultant or employee of Cumberland, shall use its commercially reasonable efforts to stop such violation or threatened violation.

Section 7.11           Proxy Statement and Other Required SEC Filings

(a)            Proxy Statement. As promptly as reasonably practicable (but in no event later than twenty-five (25) days following the Effective Date), Cumberland will prepare and file with the United States Securities and Exchange Commission (“SEC”) a preliminary proxy statement relating to the Stockholder Meeting (as amended or supplemented, the “Proxy Statement”). Subject to Section 7.10, the Proxy Statement will include the Board Recommendation, and the Board consents to such inclusion. Cumberland will use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable, to cause the Proxy Statement to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and the NASDAQ, and take other actions to enable it to duly call and give notice of a Stockholder Meeting. Cumberland may not file the Proxy Statement with the SEC without first providing Apotex and its counsel a reasonable opportunity to review and comment thereon, and Cumberland will give due consideration to all reasonable additions, deletions or changes suggested thereto by Apotex or its counsel. On the date of filing, the date of mailing to the Stockholders (if applicable) and at the time of the Stockholder Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by Cumberland with respect to any information supplied by Apotex or any of its Affiliates for inclusion or incorporation by reference in the Proxy Statement. Apotex shall cause the information relating to Apotex or any of its Affiliates supplied by Apotex for inclusion in the Proxy Statement or any amendments or supplement thereto not to, at the date the Proxy Statement is filed with the SEC or mailed to the stockholders of Cumberland or at the time of the Stockholder Meeting, or at the time of any amendment or supplement thereof (except to the extent revised or superseded by amendments or supplements contemplated hereby), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, including correcting any information that has become false or misleading in any material respect, Cumberland will promptly prepare and deliver to Apotex such an amendment or supplement. Cumberland will timely notify its Stockholders once it is informed by the SEC staff that it does not plan to provide comments or it has no further comments on the preliminary form of the proxy statement, and take all necessary action, including establishing a record date and completing other actions required by the Exchange Act to permit the foregoing. The proxy statement shall include the notice of the Stockholder Meeting.

(b)            Consultation Prior to Certain Communications. Cumberland and its Affiliates may not communicate in writing with the SEC or its staff with respect to the Proxy Statement (including in response to any notice or request contemplated by Section 7.11(c)), without first providing Apotex and its Affiliates a reasonable opportunity to review and comment on such written communication, and Cumberland will give due consideration to all reasonable additions, deletions or changes suggested thereto by Apotex and its Affiliates or its and their respective counsel.

(c)            Notices. Cumberland will advise Apotex, and supply Apotex with copies, promptly after it receives notice thereof, of (i) any receipt of a request by the SEC or its staff for any amendment or revisions to the Proxy Statement; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith. Without limiting the application of Section 7.11(b), Cumberland and Apotex, as applicable, shall use their respective commercially reasonable efforts to respond to as promptly as practicable, and resolve, any comments or requests from the SEC or its staff.

(d)            Dissemination of Proxy Statement. Subject to applicable Law, Cumberland will use its commercially reasonable efforts to cause the Proxy Statement to be disseminated to the Stockholders as promptly as reasonably practicable (and in any event within five (5) Business Days) following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement, which confirmation will be deemed to occur if the SEC has not affirmatively notified Cumberland prior to the tenth calendar day after initially filing the Proxy Statement that the SEC will or will not be reviewing the Proxy Statement.

Section 7.12           Stockholder Meeting.

(a)            Broker Search; Call of Stockholder Meeting. Subject to the provisions of this Agreement, Cumberland will, within five (5) Business Days after the date of this Agreement, conduct a “broker search” in accordance with the Exchange Act and will take all action necessary in accordance with the TBCA, the organizational documents of Cumberland and the rules of the NASDAQ to establish a record date for (and Cumberland will not change the record date without the prior written consent of Apotex), duly call, give notice of, convene and hold the Stockholder Meeting as promptly as reasonably practicable following the mailing of the Proxy Statement to the Stockholders for the purpose of obtaining the Requisite Stockholder Approval. Subject to Section 7.10, and unless there has been a Board Recommendation Change in compliance with Section 7.10, Cumberland will use its best efforts to solicit proxies to obtain the Requisite Stockholder Approval. Unless there has been a Board Recommendation Change in accordance with Section 7.10), obtaining the Requisite Stockholder Approval shall be the only matter (other than a customary adjournment proposal) that Cumberland shall propose to be acted on by the Stockholders at the Stockholder Meeting without the prior written consent of Apotex (such consent not to be unreasonably withheld, conditioned or delayed).

(b)            Adjournment of Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, Cumberland may (and, if requested by Apotex on no more than two (2) occasions, shall for a reasonable period of time not to exceed ten (10) Business Days in the aggregate) postpone or adjourn the Stockholder Meeting if (i) there are holders of an insufficient number of shares of the Company Stock present or represented by proxy at the Stockholder Meeting to constitute a quorum at the Stockholder Meeting; (ii) to allow reasonable additional time for any supplemental or additional disclosure required to be disseminated to the Stockholders to be so disseminated and reviewed by the Stockholders; (iii) Cumberland is required to postpone or adjourn the Stockholder Meeting by applicable Law, Order or a request from the SEC or its staff; or (iv) to allow additional solicitation of votes, if proxies granted by the time of the Stockholder Meeting are insufficient to obtain the Requisite Stockholder Approval; provided that in no event shall Cumberland postpone or adjourn the Stockholder Meeting more than two times pursuant to clauses (i) or (iv) or for an aggregate period of time in excess of thirty (30) days from the date on which the Stockholder Meeting was originally scheduled, in each case without the prior written consent of Apotex (which consent will not be unreasonably withheld, conditioned or delayed). In the event that the date of the Stockholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, Cumberland agrees that, without the prior written consent of Apotex (which consent will not be unreasonably withheld, conditioned or delayed), it shall use commercially reasonable efforts to implement such adjournment or postponement or other delay in such a way that Cumberland does not establish a new record date for the Stockholder Meeting, as so adjourned, postponed or delayed, except as required by applicable Law. Unless this Agreement is validly terminated in accordance with Article X, Cumberland will submit this Agreement and the transactions contemplated hereby to the Stockholders at the Stockholder Meeting even if the Board (or a committee thereof) has effected a Board Recommendation Change.

Section 7.13           Wrong Pockets. For a period of up to three (3) years after the Closing Date, if either Apotex or Cumberland becomes aware that any of the Acquired Assets or any other asset primarily related to the Products or the Business has not been transferred to Apotex or that any of the Excluded Assets has been transferred to Apotex, it shall promptly notify the other and the Parties shall, as soon as reasonably practicable and, subject to Section 4.3, ensure that such property is transferred, and with any necessary prior third-party consent or approval, to:

(a)            Apotex, in the case of any such assets which was not transferred to Apotex at the Closing (and until such time as such assets are transferred to Apotex, Cumberland and each of its applicable Affiliates shall hold such assets in trust on behalf of the Business, and Cumberland, on behalf of itself and its applicable Affiliates, hereby grants and hereby causes each of its Affiliates to grant, to Apotex and its Affiliates, effective as of the Closing, a worldwide, fully paid-up, royalty-free, irrevocable, non-terminable, perpetual, transferable, exclusive license under and to such assets for any and all uses, with the right to sublicense (through one or multiple tiers)); or

(b)            Cumberland, in the case of any Excluded Asset which was transferred to Apotex at the Closing.

(c)            The Parties acknowledge and agree there is no right of offset regarding any transfer contemplated by this Section 7.13, each such transfer shall occur for no additional consideration and a Party may not withhold any asset to be transferred pursuant to this Section 7.13 in the event there is a dispute regarding any other issue under this Agreement or under any Transaction Document.

Section 7.14           Payments from Third Parties. Except as expressly provided in any Transaction Document, in the event that, on or after the Closing Date, either Party shall receive any payments or other funds due to the other pursuant to the terms of this Agreement or of any Transaction Document, then the Party receiving such funds shall promptly forward such funds to the proper Party. The Parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or of any Transaction Document.

Section 7.15           Notice of Certain Events.

(a)            From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Cumberland shall promptly notify Apotex of any of the following:

(i)            any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the failure to obtain such consent would, individually or in the aggregate, reasonably be expected to be materially adverse to consummation of the Transactions; and

(ii)           any damage or destruction by fire or other casualty of any material Asset or part thereof; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to Apotex.

(b)            Each Party shall promptly notify the other Party of any written notice or communication received by such Party from any Governmental Authority in connection with the Transactions to the extent permitted by applicable Law.

Section 7.16           Tax Matters.

(a)            All Conveyance Taxes shall be borne 100% by Apotex. The Person required by applicable Law to file any Tax Returns reporting any Conveyance Taxes shall prepare and file such Tax Returns and the other Party shall reasonably cooperate therewith. Apotex and Cumberland agree to use commercially reasonable efforts, to the extent otherwise consistent with this Agreement, to reduce or eliminate any Conveyance Taxes (including by completing and executing any documents or other certificates that would reduce or eliminate any Conveyance Taxes).

(b)            Apotex and Cumberland shall use their commercially reasonable efforts to cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns and any action, audit, litigation, or other proceeding with respect to Taxes, in each case with respect to the Acquired Assets or Assumed Liabilities; provided that in providing such information, assistance and access, each Party shall be entitled to redact information that is not related to the Acquired Assets.

(c)            Any Taxes attributable to a Straddle Period required to be apportioned under this Agreement shall be apportioned as follows: (a) the amount of property, ad valorem, and other periodic Taxes allocable to the Pre-Closing Tax Period shall be equal to (i) the amount of such Taxes for the entire Straddle Period multiplied by (ii) a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period; and (b) all Taxes not allocated under clause (a) shall, if applicable, be allocated to the Pre-Closing Tax Period on the basis of a “closing of the books,” as if such taxable period ended as of the end of the day on the Closing Date; provided that, exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of calendar days in each period (other than for property placed in service after the Closing Date).

Section 7.17           Restrictive Covenants.

(a)            Apotex Employee Non-Solicitation/Non-Hire. From and after the Closing Date, Cumberland shall not, and shall cause each of its Subsidiaries to not, for a period of eighteen (18) months after the Closing Date, directly or indirectly, (i) encourage, induce, or solicit any Transferred Business Employee to leave employment with Apotex or any of its Affiliates or (ii)  hire, employ, or attempt to hire or employ any Transferred Business Employee; provided, that the foregoing clause (i) shall not preclude Cumberland or any of its Subsidiaries from (A) posting a general solicitation through a public medium or general or mass mailing by or on behalf of Cumberland or any of its Subsidiaries, as applicable, that is not targeted at employees of Apotex or its Affiliates or any Transferred Business Employee or (B) soliciting any terminated employee of Apotex or its Affiliates so long as such former employee has been terminated from employment with Apotex or its Subsidiaries or Affiliates for more than twelve (12) months.

(b)            Cumberland Employee Non-Solicitation/Non-Hire. From and after the Closing Date, Apotex shall not, and shall cause each of its Subsidiaries to not, for a period of eighteen (18) months after the Closing Date, directly or indirectly, (i) encourage, induce, or solicit any employee of Cumberland with whom Apotex and its Subsidiaries have had material interactions in connection with the Transactions and that is not a Transferred Business Employee to leave employment with Cumberland or any of its Affiliates or (ii)  hire, employ, or attempt to hire or employ any such employee of Cumberland that is not a Transferred Business Employee; provided, that the foregoing clause (i) shall not preclude Apotex or any of its Subsidiaries from (A) posting a general solicitation through a public medium or general or mass mailing by or on behalf of Apotex or any of its Subsidiaries, as applicable, that is not targeted at employees of Cumberland or its Affiliates or (B) soliciting any terminated employee of Cumberland or its Affiliates so long as such former employee has been terminated from employment with Cumberland or its Subsidiaries or Affiliates for more than twelve (12) months.

(c)            Business Relations Non-Interference. For a period of four (4) years after the Closing Date, Cumberland shall not, and it shall each cause its Subsidiaries and Affiliates to not, directly or indirectly through a third party (i) induce or attempt to induce such Person to cease doing business with Apotex or any of its Affiliates with respect to the Products, or (ii) in any way intentionally interfere with the relationship between any such customer, supplier, licensee, licensor or other business relation of Apotex or any of its Affiliates with respect to the Products in a manner harmful to Apotex or any of its Affiliates.

(d)            Competing Products. For a period of four (4) years after the Closing Date, Cumberland shall not, and shall cause its Subsidiaries and Affiliates to not, (i) engage in any business in the Territory that manufactures, promotes, markets, distributes, commercializes, imports, exports or sells any products that compete with the Products, or (ii) grant any rights to or enter into any arrangement with a third party to launch, manufacture, promote, market, distribute, commercialize, import, export or sell a product that competes with the Products in the Territory; provided that nothing herein shall prohibit Cumberland or any of its Affiliates from (A) being a passive owner of not more than 5% of the outstanding equity securities of any class of a Person so long as none of Cumberland nor any of its Affiliates has any active participation in the business of such Person or (B) performing its obligations under the Transition Services Agreement.

(e)            Non-Disparagement. For a period of three (3) years after the Closing Date, Cumberland shall not, and shall cause its Affiliates not to, directly or indirectly, make any disparaging statement concerning the Business, the Products or the Acquired Assets.

(f)            Certain Acknowledgements. Cumberland agrees and acknowledges that Cumberland and its Affiliates are familiar with the trade secrets and other information of a confidential or proprietary nature of the Business, the Products and the other Acquired Assets, and their respective business relations. Cumberland also agrees and acknowledges that Apotex, its Affiliates, the Business, the Products and the other Acquired Assets would be irreparably damaged if Cumberland or its Affiliates were to provide products or services or to otherwise engage in any activity in violation of this Section 7.17 and that any such action would result in a significant loss of goodwill by Apotex and its Affiliates in respect of such businesses. Cumberland agrees and acknowledges that the covenants and agreements set forth in this Section 7.17 were a material inducement to Apotex to enter into this Agreement and to perform its obligations hereunder, and that Apotex and its Affiliates would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the parties if Cumberland or its Affiliates breached any of the provisions of this Section 7.17 with respect to the Products in the Territory. Cumberland acknowledges and agrees that the promises and restrictive covenants that Cumberland and its Affiliates are providing in this Section 7.17 are reasonable with respect to period, geographical area and scope and are necessary for the protection of legitimate interests in Apotex’s investment in the Business, the Products and the other Acquired Assets (including customer relationships, trade secrets and goodwill) pursuant to this Agreement, and that such limitations would not impose any undue burden upon Cumberland or its Affiliates. In the event that any such period, geographical area or scope limitation is deemed to be invalid, prohibited or unenforceable by a court of competent jurisdiction, Apotex and Cumberland agree to the reduction of any or all of said period, geographical area or scope limitations to such a period, geographical area or scope as said court shall deem reasonable or enforceable under the circumstances. If such partial enforcement is not possible in such jurisdiction, the provision shall be deemed severed as to such jurisdiction, and the remaining provisions of this Section 7.17 shall remain in full force and effect. Cumberland acknowledges and agrees that irreparable injury will result to Apotex, the Business, the Products or the other Acquired Assets if Cumberland or its Affiliates breaches any of the terms of this Section 7.17, and that in the event of Cumberland’s or its Affiliates’ actual or threatened breach of any of the provisions contained in this Section 7.17, Apotex will have no adequate remedy at law. Cumberland accordingly agrees that in the event of any actual or threatened breach by Cumberland or its Affiliates of any of the provisions contained in this Section 7.17, Apotex shall be entitled to such injunctive and other equitable relief as may be deemed necessary or appropriate by a court of competent jurisdiction without proving the inadequacy of a remedy at law or irreparable harm and without the requirement to post a bond with respect thereto. Nothing contained herein shall be construed as prohibiting Apotex from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove. In addition, because the protection of the goodwill of the Business requires that Cumberland comply with the covenants in this Section 7.17 for the full periods of restriction discussed herein, Cumberland agrees that, if it is determined by a court of competent jurisdiction that Cumberland has breached this Section 7.17, any such period will be extended for a period of time (if any) equal to the time period that Cumberland is determined by such court of competent jurisdiction to have breached any of the covenants in this Section 7.17, such that Cumberland is ultimately foreclosed from engaging in the restricted activities under this Section 7.17 for a time period equal to the full periods of restriction. Cumberland shall be liable for any breaches of this Section 7.17 by any of its Affiliates and Representatives.

Section 7.18           Access and Reports. From the Effective Date until the Closing or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior written notice from Apotex, subject to applicable Law, Cumberland shall afford Apotex’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the Business’ and Cumberland’s officers, employees, properties, facilities, books, records, ledgers, financial statements, tangible data, disks, tapes, other media-storing data and files or other similar information, whether in hardcopy or computer format (or any other format) and whether stored in network facilities or otherwise, and Transferred Contracts, and any other contracts, documents, information and data to the extent (and only to the extent) related to the Acquired Assets, the Assumed Liabilities or the Business; and, during such period, Cumberland shall furnish promptly to Apotex all information concerning the Business as may reasonably be requested; provided, that, the foregoing shall not require Cumberland (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of Cumberland, upon the reasonable advice of its counsel, would result in the disclosure of any trade secrets or violate any of its obligations with respect to confidentiality; (ii) to permit any inspection, or to disclose any information that exclusively relates to the Excluded Assets; (iii) to provide any access or furnish any information that, upon the commercially reasonable advice of Cumberland’s counsel, would be in violation of applicable Law; or (iv) to disclose any information that, upon the reasonable advice of Cumberland’s counsel, would jeopardize any attorney-client or other legal privileges; provided, further, that Cumberland shall use commercially reasonable efforts to provide access to such information in a manner that would not result in disclosure of trade secrets, violate confidentiality obligations, violate applicable Laws or destroy attorney-client or other legal privileges. All requests for access or information made pursuant to this Section 7.18 shall be directed to an officer of Cumberland, or other Person designated by Cumberland. All such information shall be governed by the terms of the Confidentiality Agreement, which (subject to Section 11.3(a)) shall survive the execution and delivery of this Agreement.

Section 7.19           Vibativ Award Milestone. In the event that, (a) prior to the two (2) year anniversary of the Closing, either Apotex or its Affiliates is awarded a Contract by the U.S. Department of Health and Human Services (or any division thereof) for the supply of Vibativ (as described in Annex 2.1(A)) for the uses set forth on Section 7.19 of the Disclosure Schedules (the “Vibativ Contract”) (the “First Vibativ Milestone”) and (b) prior to the ten (10) year anniversary of the Closing, Apotex and its Affiliates realize cumulative net sales in excess of $100 million pursuant to the Vibativ Contract (the “Second Vibativ Milestone” and, together with the First Vibativ Milestone, the “Vibativ Milestones”), then no later than thirty (30) days following Apotex’s good faith determination and delivery of notice to Cumberland that the Second Vibativ Milestone has been achieved, Apotex shall pay to Cumberland an amount equal to the Vibativ Milestone Payment Amount by wire transfer of immediately available funds to the account(s) designated by Cumberland not less than two (2) Business Days prior to such date. In the event that the First Vibativ Milestone is achieved, within thirty (30) days following each one-year anniversary of the Closing subsequent to the achievement of the First Vibativ Milestone, Apotex shall provide Cumberland with a detailed report of cumulative net sales under the Vibativ Contract, until the earlier of (i) the achievement of the Second Vibativ Milestone or (ii) the ten-year anniversary of the Closing.

Section 7.20           Delivery of Certain Work Product. The Parties acknowledge and agree that the failure of Cumberland to deliver to Apotex the Cumberland Work Product at or prior to the Closing shall not, in and of itself, be deemed to be a failure of Cumberland to cause the conditions to Closing set forth in Section 8.1 to be satisfied; provided that, in the event that Cumberland fails to deliver to Apotex all such Cumberland Work Products at the Closing, Cumberland shall promptly and, in no event later than ninety (90) days following the Closing, deliver to Apotex all such Cumberland Work Product that was not delivered to Apotex at the Closing.

Section 7.21           Lien Releases. Cumberland shall, prior to Closing, (a) obtain from each holder of indebtedness of Cumberland and its Affiliates a payoff letter (or release letter or other similar agreement) which shall be in form and substance reasonably satisfactory to Apotex and which shall (i) provide that any lien on the Acquired Assets securing any borrowings, guarantees and other obligations in respect of such indebtedness shall be unconditionally released upon the occurrence of the Closing and (ii) include as attachments, where appropriate, customary releases and/or terminations of all security interests (including UCC-3 termination statements, mortgage releases and terminations and releases of USPTO and USCO security interest filings or similar releases in any relevant jurisdiction) against the Acquired Assets with respect to such indebtedness, and which authorize the filing of such terminations and releases and which when filed will release and satisfy any and all recorded Encumbrances on the Acquired Assets (collectively, the “Lien Release Letters”), (b) provide Apotex with a copy of such Lien Release Letters at least five (5) Business Days prior to the Closing Date, and (c) pay any and all such amounts due and payable under such Lien Release Letters and file all such UCC-3 termination statements, mortgage releases and terminations and releases of USPTO and USCO and other security interest filings necessary to release any and all Encumbrances on the Acquired Assets effective as of or prior to the Closing.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.1             Conditions to Obligations of Apotex. The obligations of Apotex to consummate the Closing shall be subject to the fulfillment or Apotex’s waiver, at or prior to the Closing, of each of the following conditions:

(a)            (i) Each of the representations and warranties of Cumberland contained in Article V (other than those representations and warranties addressed in clauses (ii), (iii) and (iv) of this Section 8.1(a)) shall be true and correct (without giving effect to any “materiality”, “material Adverse Effect” or similar qualifiers therein) as of the Effective Date and as of the Closing Date as though made on the Closing Date, except to the extent that any failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect (other than any such representations and warranties made as of a specific date, which such representations and warranties shall have been true and correct as of such date, except to the extent that any failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect); (ii) each of the Cumberland Fundamental Representations (other than those representations and warranties addressed in clause (iv) of this Section 8.1(a)) shall be true and correct in all material respects (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers therein) as of the Effective Date and as of the Closing Date as though made on the Closing Date (other than any such representations and warranties made as of a specific date, which such representations and warranties shall have been true and correct in all material respects as of such date); (iii) the representations and warranties contained in Section 5.9(b) shall be true and correct in all respects as of the Effective Date and as of the Closing Date as though made on the Closing Date; and (iv) each of the Cumberland Fundamental Representations in Section 5.1 and Section 5.5(a) shall be true and correct in all respects (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers therein) other than de minimis inaccuracies as of the Effective Date and as of the Closing Date as though made on the Closing Date, other than any such Cumberland Fundamental Representations made as of a specific date, which such representations and warranties shall have been true and correct in all respects other than de minimis inaccuracies as of such date.

(b)            Cumberland shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with prior to or on the Closing Date.

(c)            Cumberland shall have delivered to Apotex a certificate dated as of the Closing Date and duly executed by an executive officer of Cumberland certifying that each of the conditions set forth in Section 8.1(a), Section 8.1(b) and Section 8.1(d) has been satisfied in all respects as of the Closing.

(d)            There shall not have occurred a Material Adverse Effect.

(e)            Receipt of any and all required approvals of Governmental Authorities as set forth on Section 8.2(d) of the Disclosure Schedules.

(f)            Cumberland shall have obtained and delivered, in form and substance reasonably satisfactory to Apotex, written consent from, or evidence of notice to, as applicable, the applicable counterparty as required for the assignment and assumption by Apotex (or its designated Affiliate) of each Material Contract or other Acquired Asset set forth on Section 8.1(f) of the Disclosure Schedules.

(g)            Requisite Stockholder Approval shall have been obtained.

(h)            There shall not be any applicable Law in effect prohibiting the consummation of the Transactions or any Action pending before any Governmental Authority that, if adversely determined, would prohibit the consummation of the Transactions.

Section 8.2             Conditions to Obligations of Cumberland. The obligations of Cumberland to consummate the Closing shall be subject to the fulfillment or Cumberland’s waiver, at or prior to the Closing of each of the following conditions:

(a)            The representations and warranties of Apotex contained in Article VI shall be true and correct (without giving effect to any “materiality,” “in all material respects,” “Material Adverse Effect” or other materiality-based qualifiers therein) in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).

(b)            Apotex shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement be performed or complied with by it prior to or on the Closing Date.

(c)            Apotex shall have delivered to Cumberland a certificate dated as of the Closing Date and duly executed by an executive officer of Apotex certifying that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) has been satisfied in all respects as of the Closing.

(d)            Receipt of any and all required approvals of Governmental Authorities as set forth on Section 8.2(d) of the Disclosure Schedules.

(e)            Requisite Stockholder Approval shall have been obtained.

(f)            There shall not be any applicable Law in effect prohibiting the consummation of the Transactions or any Action pending before any Governmental Authority that, if adversely determined, would prohibit the consummation of the Transactions.

ARTICLE IX
INDEMNIFICATION

Section 9.1             Survival. (a) The representations and warranties of Cumberland set forth in this Agreement (other than the Cumberland Fundamental Representations, the Cumberland Sufficiency Representations and the representations set forth in Section 5.16 (Taxes)), and any corresponding indemnification obligations, shall survive until 11:59 pm. (Prevailing Central Time) on the date that is twelve (12) months following the Closing Date (the date of expiration of such period, the “Expiration Date”); (b) the Cumberland Fundamental Representations, the Cumberland Sufficiency Representations and the representations set forth in Section 5.16 (Taxes) and, in each case, any corresponding indemnification obligations, shall survive until sixty (60) days following the expiration of the applicable statute of limitations; (c) the representations and warranties of Apotex set forth in this Agreement (other than the Apotex Fundamental Representations), and any corresponding indemnification obligations, shall survive until 11:59 p.m. (Prevailing Central Time) on the Expiration Date; (d) the Apotex Fundamental Representations, and any corresponding indemnification obligations, shall survive until sixty (60) days following the expiration of the applicable statute of limitations; provided, that all representations and warranties of Cumberland or Apotex and corresponding indemnification obligations shall survive beyond the Expiration Date or other survival periods specified above with respect to any inaccuracy therein or breach thereof if a claim is made hereunder prior to the expiration of the applicable survival period for such representation and warranty, in which case such representation and warranty and corresponding indemnification obligations shall survive as to such claim until such claim has been finally resolved. Notwithstanding the foregoing, (i) each covenant of Cumberland or Apotex contained herein which, by its terms, is required to be performed prior to the Closing shall terminate at the Closing and (ii) each covenant of Cumberland or Apotex contained herein which, by its terms, is required to be performed after the Closing shall survive the Closing and will remain in full force and effect thereafter until fully performed.

Section 9.2             Indemnification by Cumberland. Subject to Section 9.4, Cumberland hereby agrees that, from and after the Closing Date, Cumberland shall indemnify and hold harmless Apotex and its Affiliates and their respective successors and permitted assigns and each of their respective directors, officers, agents and employees (the “Apotex Indemnified Parties”) against, and hold them harmless from, and pay and reimburse such parties for, any Losses, without duplication, to the extent such Losses result or arise from or in connection with:

(a)            the ownership and operation of the Acquired Assets by Cumberland and the research, development, obtaining and maintaining regulatory approvals for, manufacture, sale, licensure, marketing, promotion, commercialization, distribution, exportation, importation or offering of the Products and INDs by Cumberland through the Closing Date (in each instance including actions taken by licensees of Cumberland or its Affiliates);

(b)            any breach of any representation or warranty of Cumberland contained in this Agreement or the certificate delivered pursuant to Section 8.1(c);

(c)            a breach of, default in, or failure to perform, any of the covenants given or made by Cumberland in this Agreement, the IP Assignment Agreement or the Bill of Sale and Assignment and Assumption Agreement;

(d)            any and all Excluded Assets and Excluded Liabilities; or

(e)            any business(es) of Cumberland other than the Business.

Section 9.3             Indemnification by Apotex. Subject to Section 9.4, Apotex hereby agrees that, from and after the Closing Date, Apotex shall indemnify and hold harmless Cumberland and its Affiliates and their respective successors and permitted assigns and each of their respective directors, officers, agents and employees (the “Cumberland Indemnified Parties”) against, and hold them harmless from, and pay and reimburse such parties for, any Losses, without duplication, to the extent such Losses result or arise from or in connection with:

(a)            the ownership and operation of the Acquired Assets by Apotex and the research, development, obtaining and maintaining Regulatory Registrations and Regulatory Approvals for, manufacture, sale, licensure, marketing, promotion, commercialization, distribution, exportation, importation or offering of the Products and INDs by Apotex after the Closing Date;

(b)            any breach of any representation or warranty of Apotex contained in this Agreement or the certificate delivered pursuant to Section 8.2(c);

(c)            a breach of, default in, or failure to perform, any of the covenants given or made by Apotex in this Agreement, the IP Assignment Agreement or the Bill of Sale and Assignment and Assumption Agreement; or

(d)            any and all Assumed Liabilities.

Section 9.4             Limitations.

(a)            Subject to the last sentence of Section 9.4(d), the aggregate amount the Apotex Indemnified Parties, as a group, may recover under Section 9.2(b) (other than in respect of the Cumberland Fundamental Representations, the Cumberland Sufficiency Representations and the representations set forth in Section 5.16 (Taxes)) shall be limited to a dollar amount equal to ten percent (10%) of the Purchase Price (the “General Cap”). Notwithstanding anything to the contrary set forth herein, the foregoing provisions of this Section 9.4(a) will not apply in respect of claims for breach of any Cumberland Fundamental Representations, the Cumberland Sufficiency Representations or the representations set forth in Section 5.16 (Taxes)); provided, that in no event shall the aggregate liability of Cumberland in respect of claims for indemnification pursuant to Section 9.2(b) and Section 9.2(c) exceed the Purchase Price, subject to the last sentence of Section 9.4(d).

(b)            Subject to the last sentence of Section 9.4(d), the aggregate amount the Cumberland Indemnified Parties, as a group, may recover under Section 9.3(b) shall be limited to a dollar amount equal to the General Cap. Notwithstanding anything to the contrary set forth herein, in no event shall the aggregate liability of Apotex in respect of claims for indemnification pursuant to Section 9.3(b) and Section 9.3(c) exceed the Purchase Price, subject to the last sentence of Section 9.4(d).

(c)            The amount of any Losses for which either Cumberland or Apotex, as the case may be, is liable under this Article IX shall be reduced by any amounts an Indemnified Party actually received (net of any costs of recovery, taxes and increased premiums) from any Third Party (whether before or after the Indemnifying Party shall have made a payment to any Indemnified Party hereunder), and the Indemnified Party shall promptly notify the Indemnifying Party and provide such information as the Indemnifying Party may require relating to any such recovery by the Indemnified Party in connection therewith. In any case where an Indemnified Party recovers any amount contemplated by the immediately preceding sentence in respect of a matter for which such Indemnified Party was previously indemnified pursuant to this Article IX, in each case to the extent not already taken into account pursuant to this Section 9.4, such Indemnified Party shall promptly (and in any event within ten (10) Business Days after receipt)) pay over to the applicable Indemnifying Party an amount equal to the amount which, had such insurance or other recovery been made by such Indemnified Party prior to being indemnified hereunder, such Indemnified Party would not have been entitled to receive from the Indemnifying Party pursuant to the terms of the immediately preceding sentence (net of any costs of recovery, taxes and increased premiums), but not in excess of the sum of any amount previously so paid to or on behalf of such Indemnified Party in respect of such matter.

(d)            Subject to the last sentence of this Section 9.4(d), from and after the Closing, the rights of the Apotex Indemnified Parties and the Cumberland Indemnified Parties under this Article IX shall be the sole and exclusive remedy of the Apotex Indemnified Parties and the Cumberland Indemnified Parties, as the case may be, with respect to any and all matters arising out of, related to or in connection with this Agreement and the Transactions. In furtherance of the foregoing, from and after the Closing, except in the case of Fraud, each Party (on behalf of itself and its Affiliates) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action such Party may have against the other Parties or any of their respective Affiliates arising under or based upon this Agreement, other than pursuant to this ARTICLE IX or any right or permitted claim under the Transition Services Agreement. Notwithstanding anything in this Agreement to the contrary, (i) nothing in this Agreement shall limit the liability of, and this Article IX shall not be the sole and exclusive remedy of, any Person in connection with any claim of Fraud and (ii) nothing in this Agreement shall be deemed a waiver by any Party of, or any limitation on, any right or permitted claim under the Transition Services Agreement.

(e)            No Indemnifying Party shall be obligated to indemnify any Indemnified Party with respect to claims under Section 9.2(b) or Section 9.3(a) unless and until the aggregate amount of Losses from all claims under Section 9.2(b) or Section 9.3(a), as applicable, exceeds $1,000,000 in the aggregate (the “Deductible”), and then only to the extent such aggregate amount exceeds the Deductible. In addition, no Indemnified Party shall be entitled to recover for any Losses under Section 9.2(b) or Section 9.3(a) that arises from any individual item, occurrence or circumstance or related group of events thereof unless and until the amount of all Losses resulting from such individual item, occurrence or circumstance or related group of events thereof exceeds $50,000 (the “De Minimis Threshold”), but any Losses below the De Minimis Threshold shall be taken into account for purposes of determining whether the Deductible has been exceeded.

(f)            Neither the Apotex Indemnified Parties nor the Cumberland Indemnified Parties shall be entitled to recover for the same Loss more than once under this Article IX or otherwise under this Agreement (or any other Transaction Document) even if a claim for indemnification or otherwise in respect of such Loss has been made as a result of a breach of more than one covenant, agreement or representation or warranty contained in this Agreement (or any other Transaction Document).

(g)            For purposes of this Article IX only, when determining whether or not a breach of any representation or warranty has occurred and for the purposes of calculating the amount of any Loss arising therefrom that is subject to indemnification hereunder, the determination of such breach of a representation or warranty or such Loss shall be deemed to be made without (and regardless of whether otherwise qualified by or limited in scope as to) any materiality or Material Adverse Effect or similar qualification or limitation; provided, however, that, notwithstanding the foregoing, the words materiality, Material Adverse Effect or similar qualification shall not be ignored with respect to the word “Material” in the defined term “Material Contracts.”

Section 9.5             Procedure.

(a)            Any Person seeking indemnification provided for under this Article IX (an “Indemnified Party”) in respect of, arising out of or involving a claim made by any Person (other than a Party) against an Indemnified Party (a “Third Party Claim”), shall promptly notify the Party obligated to indemnify such Indemnified Party (such notified party, an “Indemnifying Party”) in writing of the Third Party Claim stating the amount of the Loss claimed, if known, and method of computation thereof, the facts and circumstances giving rise to such claim in reasonable detail, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed to arise within fifteen (15) Business Days after receipt by such Indemnified Party of written notice of the Third Party Claim; provided, that failure to give such notice shall not affect the right to indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure and then only to the extent of such prejudice. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following such Indemnified Party’s receipt thereof; copies of all written notices and documents (including any court papers) received by such Indemnified Party relating to the Third Party Claim.

(b)            If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled at its election, by written notice to the Indemnified Party within fifteen (15) Business Days following receipt of the notice of the applicable claim therefor, and its cost to assume the defense of such Third Party Claim with counsel selected by the Indemnifying Party; provided, however, that the Indemnifying Party shall not be entitled to assume the defense if such Third Party Claim (i) involves criminal liability or any admission of wrongdoing of the Indemnified Party, (ii) seeks injunctive relief or specific performance that cannot (upon advice of the Indemnified Party’s external counsel) be reasonably separated from any non-equitable remedy or (iii) involves a claim that, if successful, would reasonably be expected to require the payment of monetary damages to the third party claimant in excess of the applicable limitations contained in Section 9.4(a) or Section 9.4(b); provided, further, that, if Cumberland is the Indemnifying Party, Cumberland shall not be entitled to assume the defense if the defense of such Third Party Claim by Cumberland would be reasonably be expected to adversely affect the  Business’ relationship with its material customers or suppliers; provided; further, that, if, following any such election, the Indemnifying Party determines that it will contest its obligation to indemnify the Indemnified Party, it may do so only if the cessation of its control of the defense can be effected in a manner that does not materially prejudice the Indemnified Party’s ability to conduct a defense of such matter (the party that conducts the defense and prosecution of any such Third Party Claim, the “Controlling Party”, and the other party, the “Non-Controlling Party”). The Non-Controlling Party shall have the right to receive copies of all pleadings, notices and communications with respect to any Third Party Claim to the extent that receipt of such documents does not affect any privilege relating to the Controlling Party, subject to the execution of a standard non-disclosure agreement, and shall be entitled to participate in (at its expense) the defense of such Third Party Claim. If the Indemnifying Party assumes such defense, the Indemnified Party shall nonetheless have the right to employ counsel separate from the counsel employed by the Indemnifying Party. If the Indemnifying Party chooses to defend a Third Party Claim or prosecute a claim in connection therewith, each Indemnified Party shall provide all cooperation as is reasonably requested by the Indemnifying Party in such defense or prosecution.

(c)            Notwithstanding anything to the contrary in this Section 9.5, the Indemnifying Party, whether or not the Controlling Party, may not settle, compromise, discharge or enter into a judgment with respect to such Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless (i) all applicable Indemnified Parties are given a full and complete release (in a form satisfactory to such Indemnified Parties) of any and all Liability by all relevant parties to such Third Party Claim, (ii) such settlement, compromise, discharge or judgment does not involve any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, (iii) such action does not impose an injunction or other equitable or other non-monetary relief upon any Indemnified Party and (iv) the Indemnifying Party shall pay directly to the applicable third party on behalf of, the applicable Indemnified Parties, the amount of all Losses based upon, arising from or relating to such to Third Party Claim as set forth in and concurrently with the effectiveness of such settlement, compromise, discharge or judgment. The Indemnified Party, whether or not the Controlling Party, shall not pay or settle any third-party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed); it being understood that it would be unreasonable for an Indemnifying Party to withhold consent where an Indemnified Party or its insurers are expected to bear Losses, in the aggregate, that are greater than the Losses to be indemnified by such Indemnifying Party with respect to such claim; provided that, notwithstanding the foregoing, the Indemnifying Party may pay or settle a Third Party Claim without the consent of the Indemnifying Party if and only if the Indemnified Party irrevocably and unconditionally waives in writing any and all rights to indemnity by the Indemnifying Party for all Losses related to such Third Party Claim (in which case the Indemnifying Party shall have no further liability or obligation in respect of or related to such Third Party Claim to the Indemnified Party).

(d)            Within five (5) Business Days after final determination that an Indemnified Party has suffered Losses and is entitled to indemnification from an Indemnifying Party pursuant to this Article IX, the amount of such Losses shall be paid by the Indemnifying Party, in cash by wire transfer immediately available funds, to such Indemnified Party.

Section 9.6             Tax Treatment of Indemnification Payments. Cumberland and Apotex agree to treat any indemnification payment made pursuant to this Article IX as an adjustment to the Purchase Price for U.S. federal, state, local and non-U.S. income tax purposes to the extent permitted by applicable law.

Section 9.7             Mitigation. Each Party shall, and shall cause its applicable Affiliates and Representatives to, take commercially reasonable efforts to mitigate their respective Losses as required by applicable Law upon and after becoming aware of any fact, event, circumstance or condition that has given rise to or would reasonably be expected to give rise to, any Losses for which it would have the right to seek indemnification hereunder.

ARTICLE X
TERMINATION

Section 10.1           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by the mutual written consent of Cumberland and Apotex;

(b)            by Apotex or Cumberland in the event that there shall be in effect any applicable Law or final, non-appealable Order permanently enjoining or otherwise making the consummation of the Transactions illegal or prohibited; provided, that, the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party if such Party is in breach of, or has breached, in any material respect, any of its obligations under this Agreement, which such breach has proximately caused the imposition, or failure to be lifted, of such Law or Order;

(c)            by Cumberland or Apotex if the Closing has not occurred on or before 5:00 p.m., Central Time, on the date that is 120 days following the Effective Date, which date may be extended from time to time by mutual written consent of Cumberland and Apotex (such date, as so extended from time to time, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(c) will not be available to either Cumberland or Apotex if such party’s material breach of its obligation under this Agreement has been the proximate cause of, or has directly resulted in, the failure of the Closing to occur by the Outside Date;

(d)            by Cumberland if (i) any of the representations and warranties of Apotex contained in Article VI fail to be true and correct such that the condition set forth in Section 8.2(a) would not be satisfied on the Closing Date or (ii) Apotex shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 8.2(b) would not be satisfied on the Closing Date and such failure or breach with respect to any such representation, warranty or obligation (A) cannot be cured or (B) if curable, shall continue unremedied at the Outside Date or, if earlier, by the 10th Business Day following written notice by Cumberland to Apotex of such breach;

(e)            by Cumberland, upon written notice to Apotex, at any time prior to receiving the Requisite Stockholder Approval if (i) Cumberland has received a Superior Proposal; (ii) the Board (or a committee thereof) has authorized Cumberland to enter into an Alternative Transaction Agreement to consummate the Acquisition Transaction contemplated by such Superior Proposal; and (iii) Cumberland has complied with Section 7.10;

(f)            by Apotex if (i) any of the representations and warranties of Cumberland contained in Article V fail to be true and correct such that the condition set forth in Section 8.1(a) would not be satisfied on the Closing Date or (ii) Cumberland shall have breached or failed to comply with any of its obligations under this Agreement such that the condition set forth in Section 8.1(b) would not be satisfied on the Closing Date and such failure or breach with respect to any such representation, warranty or obligation (A) cannot be cured or (B) if curable, shall continue unremedied at the Outside Date or, if earlier, by the 10th Business Day following written notice by Apotex to Cumberland of such breach;

(g)            by Cumberland or Apotex, upon written notice to the other, if Cumberland fails to obtain the Requisite Stockholder Approval at the Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the approval of the Transaction, except that the right to terminate this Agreement pursuant to this Section 10.1(g) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure to obtain the Requisite Stockholder Approval at the Stockholder Meeting (or any adjournment or postponement thereof); or

(h)            by Apotex, upon written notice to Cumberland, if at any time prior to the receipt of the Requisite Stockholder Approval, the Board (or a committee thereof) has effected a Board Recommendation Change.

Section 10.2           Effect of Termination.

(a)            Notwithstanding anything to the contrary in this Agreement, in the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of any Party, except as provided in this Section 10.2 (Effect of Termination) and Article XI (Miscellaneous) and with respect to Section 11.3 (Confidential Information) (solely with respect to Confidential Information disclosed prior to termination of this Agreement and the Confidentiality Agreement (including any related defined terms)), each of which shall survive in accordance with its terms; provided, that no such termination shall relieve any Party of any liability resulting from such Party’s fraud occurring prior to the termination of this Agreement or Willful Breach. For the purpose of this Agreement, “Willful Breach” means a material breach of any representation or warranty set forth herein or any material breach or material failure to perform any of the covenants or other agreements contained in this Agreement, in each case, that is a consequence of a voluntary and intentional act (or failure to act) by the breaching or non-performing Party with actual knowledge that such Party’s act (or failure to act) would constitute a breach of, or failure of, performance under this Agreement.

(b)            The Parties agree that (i) in the event this Agreement is validly terminated pursuant to Section 10.1(c) (an “Applicable Termination”); (ii) following the execution and delivery of this Agreement and prior to an Applicable Termination, Cumberland has received an Acquisition Proposal (and such Acquisition Proposal has not subsequently been irrevocably withdrawn prior to the Applicable Termination) or an Acquisition Proposal has been publicly made or disclosed (and not publicly withdrawn or otherwise publicly abandoned at least four (4) Business Days prior to the Stockholder Meeting (or an adjournment or postponement thereof) at which a vote is taken on the Transactions); and (iii) within twelve (12) months following such Applicable Termination, an Acquisition Transaction is consummated or Cumberland enters into a definitive agreement with respect to an Acquisition Transaction (which Acquisition Transaction is subsequently consummated), then Cumberland will, concurrently with the consummation of such Acquisition Transaction, pay to Apotex an amount equal to $4,000,000 (the “Cumberland Termination Fee”). If this Agreement is validly terminated pursuant to Section 10.1(f), Section 10.1(g) or Section 10.1(h), Cumberland shall promptly, but in no event later than ten (10) Business Days after the date of such termination, pay to Apotex the Cumberland Termination Fee. If this Agreement is validly terminated pursuant to Section 10.1(e), then Cumberland shall prior to or concurrently with such termination pay to Apotex the Cumberland Termination Fee. Any payments made pursuant to this Section 10.2(b) shall be made to Apotex by wire transfer of immediately available cash funds, in accordance with the payment instructions provided to Cumberland by Apotex not less than two (2) Business Days prior to such date, or as further updated by written notice by Apotex from time to time. In no event shall Cumberland be required to pay the Cumberland Termination Fee on more than one occasion.

(c)            The Parties agree that (i) in the event this Agreement is validly terminated by either Cumberland or Apotex pursuant to Section 10.1(c), and (A) all the conditions set forth in Article VIII have been satisfied or are capable of being satisfied prior to the Closing (other than conditions that by their nature can only be satisfied on the Closing Date), or waived by the applicable Party as of the date of such termination, (B) Cumberland has irrevocably confirmed in writing to Apotex that Cumberland stands ready, willing and able to consummate the Closing, (C) Apotex failed to consummate the Closing within three (3) Business Days after the later of (x) Cumberland's delivery of such notice and (y) the date when it is required to consummate the Closing as provided in Section 4.1 and (ii) at all times during the periods contemplated by the foregoing clause (i), Cumberland stood ready, willing and able to consummate the Closing, then Apotex shall promptly, but in no event later than five (5) Business Days after the date of such termination, pay or cause to be paid to Cumberland (or its designee(s)) by wire transfer of same day funds an amount equal to $4,000,000 (the “Purchaser Termination Fee”).

(d)            The Parties acknowledge that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, such Parties would not enter into this Agreement, and that the Cumberland Termination Fee and the Purchaser Termination Fee are not penalties and instead constitute liquidated damages. Accordingly, if Cumberland or Apotex, as applicable, fails to promptly pay the amount due pursuant to Section 10.2(b) or Section 10.2(c) and, to obtain such payment, the other Party commences a suit or other enforcement action that results in a judgment against Cumberland or Apotex for the Cumberland Termination Fee or the Purchaser Termination Fee, as applicable, or any portion thereof, Cumberland or Apotex, as applicable, shall pay to the other Party its costs and expenses (including attorneys’ fees) in connection with such suit or enforcement action, plus interest on the amount of the Cumberland Termination Fee or Purchaser Termination Fee, as applicable, or portion thereof from the date any such payment should have otherwise been made pursuant to this Agreement at a rate of five (5) percentage points above the 1 Month Secured Overnight Financing Rate (SOFR), as published by The Wall Street Journal (U.S. Internet edition), at 12:01 a.m. on the first day in which such payments should have otherwise been made through the date of the payment (collectively, the "Recovery Costs"). The Parties acknowledge and agree that, from and after a valid termination of this Agreement pursuant to an applicable termination event under this ARTICLE X, the right of any Party to receive the Purchaser Termination Fee or the Cumberland Termination Fee, as applicable, and the Recovery Costs shall be the sole and exclusive remedy of Cumberland and its Affiliates or Apotex and its Affiliates, as applicable, for any and all Losses suffered or incurred by Cumberland, Apotex or any of their respective Affiliates in connection with this Agreement, the other Transaction Documents, and the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination. In such circumstances, neither Cumberland, Apotex, nor any other Person shall be entitled to bring or maintain any Action against the other Parties or any of their respective Affiliates or Representatives arising out of or in connection with this Agreement, the other Transaction Documents, or the Transactions (or the abandonment or termination thereof) or any matter forming the basis for such termination other than the payment of the Purchaser Termination Fee or the Cumberland Termination Fee, as applicable and the Recovery Costs associated therewith. For the avoidance of doubt, either Party may simultaneously pursue (i) a grant of specific performance pursuant to Section 11.14 and (ii) payment of the Cumberland Termination Fee or the Purchaser Termination Fee pursuant to this Article X; provided, that in no event shall Cumberland, Apotex or their respective Affiliates be entitled to receive both a grant of specific performance and payment of all or any portion of the Cumberland Termination Fee or the Purchaser Termination Fee.

Section 10.3           Event of Termination. If the transactions contemplated by this Agreement are terminated as provided herein:

(a)            Apotex will return to Cumberland or destroy all documents and other material received from Cumberland relating to the Products or the Acquired Assets, whether so obtained before or after the execution hereof, except (i) Apotex and its Representatives may retain copies of documents and other material in accordance with their retention policies or otherwise to the extent required by applicable Law and (ii) Apotex and its Representatives are not required to delete or destroy any electronic back-up files that have been created solely by its automatic or routine archiving and back-up procedures, to the extent created and retained in a manner consistent with their standard archiving and back-up procedures; and

(b)            all Confidential Information received by Apotex with respect to Cumberland and its Affiliates in connection with the Business, the Products or the Acquired Assets will be treated in accordance with the Confidentiality Agreement as modified by this Agreement, which will remain in full force and effect in accordance with its terms notwithstanding the termination of this Agreement.

ARTICLE XI
GENERAL PROVISIONS

Section 11.1           No Punitive Damages. EXCEPT IN THE CASE OF FRAUD OR WILLFUL BREACH, NO PARTY TO THIS AGREEMENT SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER PARTY HERETO FOR TREBLE OR PUNITIVE DAMAGES, EXCEPT TO THE EXTENT ANY SUCH TREBLE OR PUNITIVE DAMAGES ARE PAYABLE TO THIRD PARTIES THAT MAY BE IMPOSED OR OTHERWISE INCURRED.

Section 11.2           Expenses. Except as otherwise specified in this Agreement, all costs and expenses (including fees and disbursements of counsel, financial advisors and accountants) incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such costs and expenses, whether or not the Closing will have occurred.

Section 11.3           Confidential Information.

(a)            Each Party acknowledges that the information being provided to it in connection with the Transactions is subject to the terms of the Confidentiality Agreement and that it shall keep confidential, and shall use commercially reasonable efforts to cause its respective Representatives and Affiliates who actually receive Confidential Information to keep confidential, all information relating to this Agreement, the Business, the Products, the Acquired Assets (including, for the avoidance of doubt, with respect to trade secrets in perpetuity and any confidential information transferred to Apotex pursuant to the terms of this Agreement), the Assumed Liabilities, the financial information and operations of Cumberland which have not been publicly disclosed, or liabilities or obligations excluded from Assumed Liabilities (the “Confidential Information”), except (i) as may be required to comply with the requirements of applicable Laws, and the rules and regulations of each stock exchange upon which the securities of the Parties are listed (including, for the avoidance of doubt, filings required by the Exchange Act and the Securities Act of 1933, each as amended), (ii) as necessary to defend or prosecute any indemnification claim or any litigation or dispute, (iii) as required by the transition and license obligations hereunder, or (iv) for information that is lawfully made available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 11.3. Notwithstanding anything herein to the contrary, no Person shall be deemed to have been provided with Confidential Information as a result of its employees or directors, or the employees or directors of its affiliated investment funds or related management and advisor entities (collectively, “Investment Personnel”), serving as officers or on the board of directors (or equivalent body) of such other Person so long as the Investment Personnel do not (i) disclose Confidential Information to any other directors, officers or employees of such Person (excluding other affiliated Investment Personnel) or (ii) use (or direct the portfolio company or other Person to use) Confidential Information in breach of this Agreement for the benefit of such Person. The covenants of each Party in this Section 11.3 shall terminate the later of (a) three (3) years following the Closing Date and (b) the date on which the Products are no longer marketed by Apotex; provided, that effective upon, and only upon, the Closing, Apotex’s and its Affiliates’ obligations pursuant to the Confidentiality Agreement and otherwise with respect to the Business, the Acquired Assets and the Assumed Liabilities shall terminate other than with regards to any Confidential Information that remains a trade secret under applicable Law, which shall remain confidential until it is no longer considered a trade secret under applicable Law. Each Party shall treat and will cause its Affiliates and its and their respective Representatives to treat, the Confidential Information as confidential, using the same degree of care as such Party normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

(b)            In the event either Party is required to disclose any of the Confidential Information pursuant to any Governmental Authority or judicial, administrative order, subpoena, discovery request, regulatory request or similar method in contravention of Section 11.3(a), then the disclosing Party shall promptly notify the other in writing of such demand for disclosure so that the non-disclosing Party, at its sole expense, may seek to make such disclosure subject to a protective order or other appropriate remedy to preserve the confidentiality of the Confidential Information. Each Party will cooperate in all reasonable respects, in connection with any actions to be taken for the foregoing purpose. In the case of such compelled disclosure, the disclosing Party shall disclose Confidential Information only to the extent necessary in the written opinion of its counsel to satisfy such compelled disclosure herein described, and the disclosing Party shall undertake commercially reasonable efforts to ensure confidential protection for any disclosed Confidential Information.

(c)            Notwithstanding anything herein to the contrary, promptly following the date hereof and prior to the Closing, Cumberland and Apotex shall cooperate in good faith to agree in writing on the method and content of the notifications to partners, customers and suppliers involved in the manufacture, marketing, and sale of the Products.

Section 11.4           Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by authorized signatories on behalf of each Party. By an instrument in writing, Apotex or Cumberland may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform.

Section 11.5           Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Party shall be in writing and (a) served by personal delivery upon the Party for whom it is intended, (b) sent by an internationally recognized overnight courier service to the Party for whom it is intended or (c) sent by email unless the sender receives a failure of transmission in connection therewith:

(a)	if to Apotex, to:

Nuvo Pharmaceuticals (Ireland) DAC

88 Harcourt St.

Dublin 2, D02 DK18

Attention: Gary McCloskey
E-mail: gmccloskey@nuvopharm.eu

with a copy to (which shall not constitute notice):

Apotex Inc.
150 Signet Drive
Toronto, Ontario Canada, M9L 1T9,
Attn: Francesco Tallarico; Andrew Teehan
Email: ftallarico@apotex.com; ateehan@apotex.com

and

Kirkland & Ellis LLP
98 S.E. 7th Street, Suite 700
Miami, Florida 33131
Attention: Matthew S. Arenson, P.C.; Ngozi Nezianya
Email: matthew.arenson@kirkland.com; ngozi.nezianya@kirkland.com

(b)	if to Cumberland, to:

Cumberland Pharmaceuticals Inc.
1600 West End Ave., Suite 1300
Nashville, TN 37203-7003 USA
Attn: Chief Executive Officer

with a copy to (which shall not constitute notice):

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
1600 West End Ave., Suite 2000
Nashville, TN 37203-7003 USA
Attn: Tonya Mitchem Grindon, Esq.
Email: tgrindon@bakerdonelson.com

or to such other Person or address as has been designated in writing by the Party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving party (x) upon actual receipt, if delivered personally, (y) on the second (2nd) Business Day after deposit with an overnight courier, if sent by an overnight courier, or (z) upon a successful email transmission and such email shall be deemed successfully transmitted provided sender does not receive notice of failed transmission.

Section 11.6           Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.7           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Law, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. The Parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party hereto has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty or covenant.

Section 11.8           Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party and delivered by each Party to the other Party, it being understood that all Parties hereto need not sign the same counterpart. Counterpart signature pages to this Agreement may be delivered by electronic delivery (i.e., by email of a portable document format (PDF) signature page), and each such counterpart signature page will constitute an original for all purposes.

Section 11.9           Entire Agreement. This Agreement, together with the Schedules and Exhibits attached hereto, and the other Transaction Documents constitute the entire agreement and supersede all prior agreements and understandings (including any letter of intent or non-binding transaction proposal), both written and oral, between or among the Parties with respect to the subject matter hereof. The Exhibits, Schedules, certificates, and notices specifically referred to herein, and delivered pursuant hereto, are an integral part of this Agreement.

Section 11.10         Third Party Beneficiaries. Except as specifically provided herein, this Agreement is intended solely for the benefit of each Party and their respective successors or permitted assigns and it is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 11.11         GOVERNING LAW; CHOICE OF LAW. ALL ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEABILITY OF THIS AGREEMENT, THE SCHEDULES ATTACHED HERETO AND THE OTHER TRANSACTION DOCUMENTS, AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER OR THEREUNDER SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. ANY AND ALL ACTIONS AND CAUSES OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, WHETHER SOUNDING IN CONTRACT, TORT OR STATUTE, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN), WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OR STATUTE OF LIMITATIONS OF A JURISDICTION OTHER THAN THE STATE OF DELAWARE.

Section 11.12         Disclosure Schedules. Any disclosure with respect to a Section of the Disclosure Schedule shall be deemed to be disclosed for purposes of other Sections of the Disclosure Schedule to the extent that the relevance of such disclosure would be apparent on its face to a reasonable reader of as an exception to any representations and warranties herein. Matters reflected in any Section of the Schedules are not necessarily limited to matters required by this Agreement to be so reflected and such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Schedules, shall be construed as an admission of Liability or an indication that such item or other matter is material. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 11.13         Dispute Resolution; WAIVER OF JURY TRIAL.

(a)            Except as expressly provided elsewhere in this Agreement, any Action arising under or relating to this Agreement or any other Transaction Document (other than the Transition Services Agreement) or any breach or threatened breach hereof or thereof (“Arbitrable Dispute”) shall be resolved by final and binding arbitration administered by American Arbitration Association (“AAA”); provided, that nothing in this Section 11.13 shall prohibit (i) Apotex and its Affiliates from having the right to specifically enforce Section 7.17 and the restrictive covenants therein by way of specific performance, restraining order, injunction or other equitable relief in any court of competent jurisdiction, (ii) a Party from instituting litigation to enforce any Final Determination in any court of competent jurisdiction or (iii) any Party from seeking remedies under Section 11.14, in each case of clauses (i)-(iii), without complying with the procedures in Section 11.13(b)-(d). Except as otherwise provided in this Section 11.13(a) or in the rules and procedures of AAA as in effect from time to time, the arbitration procedures and any Final Determination hereunder shall be governed by and shall be enforced pursuant to the Uniform Arbitration Act and applicable provisions of Delaware Law.

(b)            In the event that any Party asserts that there exists an Arbitrable Dispute, such Party shall deliver a written notice to each other Party involved therein specifying the nature of the asserted Arbitrable Dispute and requesting a meeting to attempt to resolve the same. If no such resolution is reached within thirty (30) days after such delivery of such notice, the Party delivering such notice of Arbitrable Dispute may, within forty-five (45) days after delivery of such notice, commence arbitration hereunder by delivering to each other Party involved therein a notice of arbitration (a “Notice of Arbitration”) and by filing a copy of such Notice of Arbitration with the New York, New York office of AAA. Such Notice of Arbitration shall specify the matters as to which arbitration is sought, the nature of any Arbitrable Dispute and the claims of each Party to the arbitration and shall specify the amount and nature of any damages, if any, sought to be recovered as a result of any alleged claim, and any other matters required by the rules and procedures of AAA as in effect from time to time to be included therein, if any.

(c)            Within twenty (20) days after receipt of the Notice of Arbitration, the Parties shall use their best efforts to agree on an independent arbitrator expert in the subject matters of the Arbitrable Dispute (the “Arbitrator”). If the Parties cannot agree on the identity of the Arbitrator, each of the parties to the Arbitrable Dispute shall select one independent arbitrator expert in the subject matter of the Arbitrable Dispute. In the event that any Party fails to select an independent arbitrator as set forth herein within twenty (20) days after delivery of a Notice of Arbitration, then the matter shall be resolved by the arbitrator(s) selected by the other Party(ies). The arbitrators selected by the parties to the Arbitrable Dispute shall select the Arbitrator, and the Arbitrator shall resolve the matter according to the procedures set forth in this Section 11.13.

(d)            The arbitration shall be conducted under the rules and procedures of AAA as in effect from time to time, except as otherwise set forth herein or as modified by the agreement of all of the parties. The arbitration shall be conducted in New York, New York. The Arbitrator shall conduct the arbitration so that a final result, determination, finding, judgment or award (the “Final Determination”) is made or rendered as soon as practicable, but in no event later than sixty (60) days after the delivery of the Notice of Arbitration nor later than ten (10) days following completion of the arbitration. The Final Determination must be agreed upon and signed by the Arbitrator. The Final Determination shall be final and binding on all parties hereto and there shall be no appeal from or reexamination of the Final Determination, except for fraud, perjury, evident partiality or misconduct by an arbitrator or to correct manifest clerical errors.

(e)            Apotex and Cumberland each may enforce any Final Determination in any court of competent jurisdiction.

(f)            Each Party hereby irrevocably consents to the service of process by registered mail or personal service.

(g)            If any Party shall fail to pay the amount of any damages, if any, assessed against it within five (5) days after the delivery to such Party of such Final Determination, the unpaid amount shall bear interest from the date of such delivery at the Applicable Rate. Interest on any such unpaid amount shall be compounded monthly, computed on the basis of a three hundred sixty-five (365) day year and shall be payable on demand. In addition, such Party shall promptly reimburse the other Party for any and all costs or expenses of any nature or kind whatsoever (including all attorneys’ fees and expenses) incurred in seeking to collect such damages or to enforce any Final Determination.

(h)            EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY ACTION, SUIT OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY SEEKING EQUITABLE RELIEF).

Section 11.14         Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or thereof and that the Parties may be entitled to seek a temporary injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, or to seek a permanent injunction in addition to any other remedy to which they are entitled at law or in equity without being required to prove irreparable harm or the inadequacy of monetary damages or other remedy at law or post a bond.

Section 11.15         Waiver. No waiver by either Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section 11.16         Assignment.

(a)            No Party may assign any or all of its rights or obligations under this Agreement without the other Party’s prior written consent; provided, however, that (i) either Apotex or Cumberland may assign any or all of its rights or obligations under this Agreement to an Affiliate of such Party, and (ii) Apotex may assign all or any portion of its rights or obligations under this Agreement to (A) a Third Party to which all or a substantial portion of the Acquired Assets or Business have been sold and (B) any of its debt financing sources for collateral security purposes.

(b)            Any assignment to an Affiliate of a Party shall not release the assigning or transferring Party of its obligations hereunder.

(c)            This Agreement shall be binding upon and inure to the benefit of the Parties, and their respective successors and permitted assigns.

Section 11.17         Advice of Counsel. The language in all parts of this Agreement shall be deemed to be the language mutually agreed by the Parties. The Parties hereto and their counsel have cooperated in the drafting and preparation of this Agreement, and this Agreement therefore shall not be construed against any Party by virtue of its role as the drafter thereof. No drafts of this Agreement or any other similar or related document exchanged by the Parties prior to the Closing Date shall be offered by a Party, nor shall any draft be admissible in any proceeding, to explain or construe this Agreement or for any other purpose.

Section 11.18         Press Release. Notwithstanding anything herein to the contrary, each of the Parties hereby agrees that it shall not issue any press release or make any public announcements with respect to the Transactions and shall not make any filings or provide any notices to any third party or any Governmental Authority (including any national securities exchange or interdealer quotation service), except (a) with the prior written consent of the other Party, (b) as may be required to comply with the requirements of any applicable Laws, and the rules and regulations of each stock exchange upon which the securities of one of the Parties is listed, (c) if such press release or public announcement is explicitly contemplated by this Agreement (provided, that, in the case of clauses (a) and (b), such Party, to the extent permitted by applicable Law, will consult with the other Party with respect to the content thereof and reasonably incorporate any comments received), (d) as consistent with previous press releases relating to this Agreement or the Transactions that were previously approved by the Parties or (e) solely to the extent related to a Superior Proposal, Intervening Event or Board Recommendation Change. Notwithstanding anything to the contrary in this Section 11.18 or otherwise in this Agreement, nothing herein shall prevent Apotex or its Affiliates from making customary disclosures to its direct or indirect investors or other bona fide financing sources (in each case, whether current or prospective) on a confidential basis in connection with normal fund raising, marketing or informational or reporting activities of Apotex or any such Affiliate.

Section 11.19         No Recourse. This Agreement may only be enforced against, and any dispute, controversy, matter or claim based on, related to, or arising out of this Agreement, or the negotiation, performance, or consummation of this Agreement, may only be brought against, the Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth herein with respect to such Party.

Section 11.20         Guarantee. Buyer Guarantor hereby absolutely, irrevocably and unconditionally guarantees to Cumberland the due and punctual payment in full of any payments (including the Purchase Price) required hereunder or under any other Transaction Document by Apotex, indemnification obligations of Apotex hereunder or under any other Transaction Document and the payment of any other obligations of Apotex hereunder or under any other Transaction Document (the “Guaranteed Obligations”), as and when due and payable pursuant to any provision of this Agreement or any other Transaction Document; provided, that (i) the liabilities and obligations become performable or are due in accordance therewith, (ii) Buyer Guarantor’s liabilities and obligations under this Section 11.20, with respect to the obligations and liabilities of Apotex shall not exceed or otherwise extend beyond the liabilities and obligations of Apotex, and (iii) the remedies available against Buyer Guarantor under this Section 11.20 shall not exceed or otherwise extend beyond those remedies available to Cumberland in relation to such obligations and liabilities of Apotex, as the case may be, subject to any defenses available to Apotex or such other Person in accordance herewith or therewith. Buyer Guarantor hereby agrees that the obligations of Buyer Guarantor hereunder shall not be released or discharged, in whole or in part, in each case, or otherwise affected by: (a) the failure or delay on the part of Cumberland to assert any claim or demand or to enforce any right or remedy against Apotex or Buyer Guarantor; (b) any change in time, place or manner of payment of any of the Guaranteed Obligations or (c) any insolvency, bankruptcy, reorganization or other similar proceeding instituted by or against Apotex or any other Person now or hereafter liable with respect to the Guaranteed Obligations. Buyer Guarantor hereby waives promptness, diligence, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any stay, moratorium or other similar law now or hereafter in effect or any right to require the marshaling of assets of Apotex or any other Person now or hereafter liable with respect to the Guaranteed Obligations. To the fullest extent permitted by Law, Buyer Guarantor hereby irrevocably and unconditionally waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by Cumberland. Buyer Guarantor represents and warrants to Cumberland that the guarantee hereunder constitutes the legal, valid and binding agreement of Buyer Guarantor enforceable against Buyer Guarantor in accordance with the terms of this Section 11.20, subject to the Enforceability Exceptions. Buyer Guarantor is a legal entity duly organized, validly existing and in good standing under the laws of Ontario, Canada. Buyer Guarantor has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Buyer Guarantor has taken all actions or proceedings required to be taken by or on the part of Buyer Guarantor to authorize and permit the execution and delivery by Buyer Guarantor of this Agreement and the performance by Buyer Guarantor of its obligations hereunder. This Agreement has been duly executed and delivered by Buyer Guarantor. Buyer Guarantor will have at the Closing sufficient funds to satisfy all of Apotex’s obligations under this Agreement to be satisfied at the Closing, including the payment in full of the Purchase Price.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed by their respective representatives thereunto duly authorized, all as of the date hereof.

Nuvo Pharmaceuticals (Ireland) DAC

By:	/s/ Gary McCloskey
Name:	Gary McCloskey
Title:	Director

Apotex Inc.

By:	/s/ Francesco Tallarico
Name:	Francesco Tallarico
Title:	Secretary

Cumberland Pharmaceuticals Inc.

By:	/s/ A.J. Kazimi
Name:	A.J. Kazimi
Title:	Chief Executive Officer

EXHIBIT A

Bill of Sale and Assignment and Assumption Agreement

[Omitted]

EXHIBIT B

IP Assignment Agreement

[Omitted]

EXHIBIT C

Form of Stockholder Support Agreement

[Omitted]

EXHIBIT D

Transition Services Agreement

[Omitted]

Final Version

ANNEX 2.1

Acquired Assets

Acquired Assets shall mean all of Cumberland’s and its Affiliates’ respective right, title, and interest in, to and under the following:

(i)	the Products, as specifically identified on Annex 2.1(A);

(ii)	the Transferred Contracts;

(iii)	the Inventory, including as set forth on Annex 2.1(B);

(iv)	(A) the Intellectual Property primarily related to, developed for, used with or held for use in connection with the Products and the Business, and all Ancillary IP Rights with respect thereto, (B) the Intellectual Property in or to the formulations of the Products and all Ancillary IP Rights with respect thereto, (C) the Intellectual Property set forth in Section 5.9(a) of the Disclosure Schedules and all Ancillary IP Rights with respect thereto, and (D) the Intellectual Property set forth on Annex 2.1(c) and all Ancillary IP Rights with respect thereto;

(v)	the INDs, whether active, inactive, or withdrawn;

(vi)	the Product Records;

(vii)	the FDA Product NDA and ANDA Approvals;

(viii)	the permits granted to Cumberland or any of its Affiliates by a Governmental Authority exclusively in connection with the operation of the Business prior to the Closing;

(ix)	Prescription Drug User Fee Act (“PDUFA”) or Generic Drug User Fee Amendment (“GDUFA”) fees with respect to the Business;

(x)	brand marketing and promotional literature currently used by Cumberland and specifically related to, and any corresponding marketing and regulatory authorizations to sell and distribute, the Products and all Intellectual Property therein or thereto, and Ancillary IP Rights with respect thereto;

(xi)	only to the extent in Cumberland's or its Affiliates' possession, any material (a) written correspondence and reports related to the Products or the Business submitted to or received from Governmental Authorities (including minutes and official contact reports relating to any communications with any Governmental Authority) and relevant supporting documents with respect thereto, including all regulatory drug lists, final advertising and promotion documents, adverse event files and complaints (including clinical and pre-clinical reports) contained in any of the foregoing, (b) (I) all clinical reports, final publications (abstracts, posters, manuscripts), (II) all audit reports, manufacturing documents (including master batch records and deviation reports), and process validation reports, (III) all scientific reports underlying the Regulatory Registration and Regulatory Approval, including pre-clinical, clinical, post-marketing and other reports characterizing the Product, (IV) post-marketing reports and filings concerning complaints, (V) current wholesaler acquisition pricing list, and (VI) promotional and medical materials concerning the Product prepared for health care professionals, in each case of clauses (a) and (b), to the extent arising, generated, received or filed during the three (3) year period immediately preceding the Closing Date, (c) records of all serious adverse drug experiences known to Cumberland, to the extent arising, generated, received or filed during the ten (10) year period immediately preceding the Closing Date, and (d) without regard to the time limitation set forth in the foregoing clauses (a), (b) and (c), (I) a copy of each applicable Regulatory Registration, Regulatory Approval, dossiers and submissions to and from the Governmental Authorities responsible for the grant of the applicable Regulatory Registration and all annexes thereto, and (II) all reports submitted annually to any Governmental Authority in connection with the Products, in each case of clauses (a), (b) and (c) whether generated by Cumberland, acquired by Cumberland in the course of acquiring one of the Products from another entity, or generated by another entity as a third party contractor to help develop or manage the development of a Product (clause (xi), collectively, the "Cumberland Work Product");

(xii)	the Regulatory Registrations and Regulatory Approvals;

(xiii)	the Transferred Equity Interests;

(xiv)	the Personnel Records related solely to the Business Employees; and

(xv)	any other properties, assets (including contracts) and goodwill exclusively related to the Products or the Business.

Annex 2.1(A)

Description of Products

Drug and Description	Product IND Number	Status
Acetadote® (acetylcysteine) injection, for the treatment of acetaminophen poisoning;	NDA 021539	Active
Caldolor® (ibuprofen) injection, for the treatment of pain and fever;	NDA 022348 IND 062605	Active Withdrawn
Kristalose® (lactulose) oral solution, a prescription laxative for the treatment of constipation;	ANDA 074712	Active
Sancuso® (granisetron) transdermal for the prevention of nausea and vomiting in patients receiving certain types of chemotherapy treatment;	NDA 022198 IND 070582 IND 171452	Active Active No Application made yet
Talicia® (omeprazole/amoxicillin/rifabutin) for the treatment of Helicobacter pylori (H. pylori) infections, which occur in the stomach;	NDA 213004	Active
Vaprisol® (conivaptan) injection, to raise serum sodium levels in hospitalized patients with euvolemic and hypervolemic hyponatremia; and	NDA 021697 NDA 022016 IND 056813 IND 057065	Active Inactive; bundled into NDA 021697 Inactive Inactive
Vibativ® (telavancin) injection, for the treatment of certain serious bacterial infections including hospital-acquired and ventilator-associated bacterial pneumonia, as well as complicated skin and skin structure infections.	NDA 022110 NDA 022407 IND 060237	Active Inactive; bundled with NDA 022110 Active

Annex 2.1(B)

Inventory

[Inventory Lists Omitted]

Annex 2.1(C)

Additional Intellectual Property

[Additional Intellectual Property List Omitted]

ANNEX 2.2

ASSUMED LIABILITIES

The Assumed Liabilities mean the following liabilities and obligations of Cumberland and its Affiliates, in each case, to the extent arising out of or to the extent related to the Acquired Assets and first arising after the Closing:

(i)	all obligations under the Transferred Contracts and any purchase orders for the supply of Products;

(ii)	all obligations with respect to Regulatory Registrations, Regulatory Approvals and INDs, including, without limitation, post-marketing activities, pharmacovigilance, safety, clinical studies, quality assurance, compliance with good manufacturing practices, good distribution practices, deficiency letters, corrective action plan agreements, and any other obligations described in Section 7.1(b) of the Agreement;

(iii)	all Liabilities arising from any patent infringement claim or Proceeding brought by any Third Party, including any Governmental Authority, at or after the Closing to the extent arising out of the conduct of the Business after the Closing or any activities of Apotex or any of its Affiliates with respect to the Business, Product or any Acquired Asset after the Closing;

(iv)	all Liabilities arising from any Governmental Authority action or notification filed by a Governmental Authority, in each case, at or after the Closing to the extent arising out of the conduct of the Business after the Closing or any activities of Apotex or any of its Affiliates with respect to the Business, the Product or any Acquired Asset after the Closing;

(v)	all Liabilities arising out of the Product made or sold at or after the Closing, including all Liabilities for product warranty claims or Product Liabilities arising after the Closing relating to such Products;

(vi)	all Liabilities for Taxes to the extent arising out of Apotex’s or any of its Affiliates’ conduct of the Business for all taxable periods (or portions thereof) beginning on or after the Closing Date (determined in the case of a Straddle Period in accordance with Section 7.16(c));

(vii)	any Liability relating to the Transferred Regulatory Documentation solely to the extent arising out of the conduct of the Business after the Closing or any activities of Apotex or any of its Affiliates with respect to the Business, the Product or any Acquired Asset after the Closing;

(viii)	any Liability of Apotex under the Transition Services Agreement (including in the event such Liability falls within one or more of the categories of Excluded Liabilities set forth on Annex 2.3); and

(ix)	any other Liability occurring at or after the Closing solely to the extent arising out of the conduct of the Business after the Closing or any activities of Apotex or any of its Affiliates with respect to the Business, the Product or any Acquired Asset after the Closing.

ANNEX 2.3

EXCLUDED LIABILITIES

The Excluded Liabilities mean all liabilities and obligations of Cumberland and its Affiliates that are not specifically and expressly Assumed Liabilities set forth on Annex 2.2, including the following liabilities and obligations of Cumberland or any of its Affiliates:

(i)	all Liabilities for Excluded Taxes;

(ii)	any Liabilities to the extent related to any Excluded Asset;

(iii)	any obligations of Cumberland under the Agreement and the Transaction Documents (other than the Transition Services Agreement, which is addressed by the following clause (vi));

(iv)	any Liability arising or occurring prior to the Closing to the extent relating to the Business, the Products or any Acquired Asset or any activities of Cumberland or any of its Affiliates with respect to the Business, the Products or any Acquired Asset;

(v)	any excise taxes, duties, other government taxes or charges on the sales and any other allowances or adjustments for Product sold by Cumberland or any of its Subsidiaries prior to Closing;

(vi)	any Liability of Cumberland under the Transition Services Agreement (including in the event such Liability falls within one or more of the categories of Assumed Liabilities set forth on Annex 2.2); and

(vii)	any cost or Liability arising or resulting from any breach or alleged breach of any Transferred Contract as a result of the Transactions, in accordance with Section 2.6 of the Agreement.